
11007018



United Security Bancshares, Inc.

PARENT COMPANY OF FIRST UNITED SECURITY BANK

Annual Report

2010


North
65
20
59
Birmingham
Bucksville
Tuscaloosa
Woodstock
Calera
Harpersville
Columbiana
25
280
Centreville
Brent
82
65
20
59
43
Butler
17
Gilbertown
Thomasville (3)
Fulton
Grove Hill (2)
Coffeeville
84
Jackson (2)
84
65
43
85
Montgomery
Mobile
25

★ Locations of banking offices of First United Security Bank

United Security Bancshares, Inc.

2010 Annual Report
Letter to Shareholders

Dear Shareholder:

United Security reported continued profitability in 2010 with net income of $2.1 million. Our core banking operations remained solid with growth in net interest income, net interest margin, and non-interest income; however, our earnings for the year were below historical levels due to the continued weakness in the economy and the associated higher costs related to non-performing loans, foreclosed properties, and our provision for loan losses. We expect these factors to remain a near-term drag on our earnings, but we are optimistic about signs of an improving economy and renewed loan demand in 2011.

2010 Results

Our operating results for 2010 reflected the lingering effects of the recession. We experienced lower loan demand and increases in non-performing loans. In addition, falling real estate prices and weak demand for commercial and residential real estate undermined collateral values on existing loans and other real estate owned (OREO) in our portfolio. As a result, our costs increased approximately $5.5 million in 2010 for loan losses, write-downs on OREO and losses on the sale of OREO compared with similar losses in 2009. These losses were the primary factors in the reduction in our net income to $2.1 million, or $0.34 per diluted share, compared with $4.8 million, or $0.79 per diluted share, in 2009.

Net interest income rose to $34.8 million in 2010 compared with $34.3 million in 2009. The increase was due primarily to growth in our net interest margin to 5.83%, offset slightly by lower loan balances compared with the prior year.

Non-interest income rose 20.6% to $10.2 million in 2010, compared with $8.4 million in 2009. The 2010 results included a $4.2 million insurance settlement received in the first quarter of 2010 and were partially offset by a $1.7 million loss on the sale of OREO. The 2009 results included $2.7 million in proceeds received in the settlement of a lawsuit and a $635,000 loss on the sale of OREO.

Non-interest expense rose 17.0% to $32.1 million in 2010, compared with $27.5 million in 2009. The increase was due primarily to $3.5 million impairment in OREO in 2010, compared with $637,000 of OREO impairment in 2009.

We remain focused on improving loan quality and reducing our level of non-performing assets. We believe that our active write-down of OREO to reflect declining values during the year better aligns our loan portfolio values with the current economic conditions in our markets. We also increased our allowance for loan losses to $12.5 million during 2010 to account for the continued weakness in the economy. We are diligently working to reduce our non-performing assets, and we are confident these measures will improve our future profitability when the economy strengthens in our markets.

Outlook for 2011

Our primary focus is to improve United Security's profitability, preserve our capital base, and reduce the credit risks in our loan portfolio in the coming year. We are fortunate that our capital position is much stronger than many of our peers and highlights the safety and soundness of our operations.

We have maintained our 'well-capitalized' position throughout the recession without the need for any government funding that was provided to many banks. As part of our continued strategy to protect our capital base, our Board of Directors recently decided to reduce the cash dividend in order to balance our dividend payments, earnings, and capital position during this weak economic environment. We plan to review future dividend payments so that they are consistent with maintaining our strong capital base while considering future economic trends.

Our main challenge for 2011 will be in reducing non-performing assets. We have taken a very aggressive approach in handling problem loans and managing OREO. This area represents our biggest risk to earnings and our best opportunity to improve our profitability by working through our credit issues.

We remain focused on delivering a high level of customer service that has distinguished First United Security Bank as a strong competitor in our markets. We remain optimistic about our market position and the opportunity to grow the bank as the economy improves. We value your investment in United Security and look forward to reporting on our progress in the coming year.



Hardie B. Kimbrough
Chairperson, Board of Directors



R. Terry Phillips
President and CEO

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

SELECTED FINANCIAL DATA

	Year-Ended December 31,				
	2010	2009	2008	2007	2006
	(In Thousands of Dollars, Except Per Share Amounts)				
CONSOLIDATED STATEMENTS OF INCOME					
Interest Income	$ 44,828	$ 47,474	$ 52,116	$ 59,983	$ 59,219
Interest Expense	10,073	13,200	16,912	19,464	15,992
Net Interest Income	34,755	34,274	35,204	40,519	43,227
Provision for Loan Losses	10,658	9,101	8,901	21,152	3,726
Non-Interest Income	10,166	8,430	6,260	5,566	5,621
Non-Interest Expense	32,122	27,451	25,254	26,180	24,157
Income (Loss) Before Income Taxes	2,141	6,152	7,309	(1,247)	20,965
Provision For (Benefit From) Income Taxes	194	1,562	2,123	(1,220)	7,095
Net Income (Loss)	$ 1,947	$ 4,590	$ 5,186	$ (27)	$ 13,870
Less: Net Loss Attributable to Non-Controlling Interest	(125)	(164)	(184)	(376)	(375)
Net Income Attributable to USBI	$ 2,072	$ 4,754	$ 5,370	$ 349	$ 14,245
Basic and Diluted Weighted Net Income Attributable to USBI Per Share	$ 0.34	$ 0.79	$ 0.89	$ 0.06	$ 2.24
Average Shares Outstanding	6,014	6,018	6,039	6,174	6,367
CONSOLIDATED STATEMENTS OF CONDITION					
Total Assets	$626,993	$691,754	$668,002	$ 659,896	$646,296
Loans, Net	395,951	402,504	399,483	427,588	441,574
Deposits	503,530	513,053	485,117	478,554	450,062
Long-Term Debt	30,000	85,000	90,000	77,518	87,553
Shareholders' Equity	79,776	81,464	78,664	79,569	91,596
AVERAGE BALANCES					
Total Assets	$669,739	$683,456	$668,473	$ 660,872	$635,588
Earning Assets	595,667	614,471	600,559	601,131	578,949
Loans, Net of Unearned Discount	411,910	407,777	414,321	449,577	444,094
Deposits	517,397	498,993	485,012	479,939	443,273
Long-Term Debt	54,877	89,671	88,985	77,148	84,010
Shareholders' Equity	83,162	80,628	78,671	85,648	88,768
PERFORMANCE RATIOS					
Net Income to:					
Average Total Assets	0.31%	0.70%	0.80%	0.05%	2.24%
Average Shareholders' Equity	2.49%	5.90%	6.83%	0.41%	16.05%
Average Shareholders' Equity to:					
Average Total Assets	12.42%	11.80%	11.77%	12.96%	13.97%
Dividend Payout Ratio	128.06%	76.12%	121.70%	2,104.78%	47.89%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction and Overview

United Security Bancshares, Inc., a Delaware corporation ("Bancshares," "USBI" or the "Company"), is a bank holding company with its principal offices in Thomasville, Alabama. Bancshares operates one commercial banking subsidiary, First United Security Bank (the "Bank" or "FUSB"). At December 31, 2010, the Bank operated and served its customers through nineteen banking offices located in Brent, Bucksville, Butler, Calera, Centreville, Coffeeville, Columbiana, Fulton, Gilbertown, Grove Hill, Harpersville, Jackson, Thomasville, Tuscaloosa and Woodstock, Alabama.

The Bank owns all of the stock of Acceptance Loan Company, Inc. ("ALC"), an Alabama corporation. ALC is a finance company organized for the purpose of making and purchasing consumer loans. ALC operates twenty-two finance company offices located in Alabama and Southeast Mississippi. The headquarters of ALC is located in Jackson, Alabama. The Bank is the funding source for ALC.

In 2010, ALC contributed approximately $3.5 million to consolidated net income, and the Bank generated a net loss of approximately $1.2 million. The Bank provides a wide range of commercial banking services to small and medium-sized businesses, real estate developers, property managers, business executives, professionals and other individuals, while ALC's business is consumer oriented.

The Company's primary business is banking; therefore, loans and investments are its principal sources of income. FUSB Reinsurance, Inc. ("FUSB Reinsurance"), an Arizona corporation and a wholly-owned subsidiary of the Bank, reinsures or "underwrites" credit life and credit accident and health insurance policies sold to the Bank's and ALC's consumer loan customers. FUSB Reinsurance is responsible for the first level of risk on these policies up to a specified maximum amount, and a primary third-party insurer retains the remaining risk. The third-party insurer is also responsible for performing most of the administrative functions of FUSB Reinsurance on a contract basis.

At December 31, 2010, Bancshares had consolidated assets of $627.0 million, deposits of $503.5 million and shareholders' equity of $79.8 million. Total assets decreased by $64.8 million, or 9.4%, in 2010. Net income attributable to USBI decreased from $4.8 million in 2009 to $2.1 million in 2010. Net income attributable to USBI per share decreased from $0.79 in 2009 to $0.34 in 2010.

Delivery of the best possible banking services to customers remains an overall operational focus of the Bank. We recognize that attention to details and responsiveness to customers' desires are critical to customer satisfaction. The Company continues to employ the most current technology, both in its financial services and in the training of its 297 full-time equivalent employees, to ensure customer satisfaction and convenience.

The following discussion and financial information are presented to aid in an understanding of the current consolidated financial position, changes in financial position and results of operations of Bancshares and should be read in conjunction with the Audited Consolidated Financial Statements and Notes thereto included herein. The emphasis of this discussion is on the years 2010, 2009 and 2008. All yields presented and discussed herein are based on the accrual basis and not on the tax-equivalent basis, unless otherwise indicated.

Forward-Looking Statements

This Annual Report, annual and periodic reports filed by Bancshares and its subsidiaries under the Securities and Exchange Act of 1934, as amended, and any other written or oral statements made by or on behalf of Bancshares may include "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, that reflect Bancshares' current views with respect to future events and financial performance. Such forward-looking statements are based on general assumptions and are subject to various risks, uncertainties and other factors that may cause actual results to differ materially from the views, beliefs and projections expressed in such statements. These risks, uncertainties and other factors include, but are not limited to:

1. Possible changes in economic and business conditions that may affect the prevailing interest rates, the prevailing rates of inflation, the amount of growth, stagnation or recession in the global, U.S., Alabama and Mississippi economies, the value of investments, the collectibility of loans and the ability to retain and grow deposits;

2. Possible changes in monetary and fiscal policies, laws and regulations and other activities of governments, agencies and similar organizations;
3. Possible changes in regulation and laws affecting the financial services industry, such as banks, securities brokers and dealers, investment companies and finance companies, and attendant changes in patterns and effects of competition in the financial services industry;
4. The ability of Bancshares to achieve its expected operating results in the markets in which Bancshares operates and Bancshares' ability to expand into new markets and to maintain profit margins; and
5. Since 2008, the residential and commercial mortgage market in the United States has experienced a variety of worsening economic conditions that may adversely affect the performance and market value of our residential and commercial mortgage loans. Across the United States, delinquencies, foreclosures and losses with respect to residential and commercial mortgage loans generally have increased during the last three years and may continue to increase. In addition, since 2008, prices and appraisal values in many states have declined or stopped appreciating. It is possible that values may remain stagnant or decline in the near term. An extended period of flat or declining values may result in increased delinquencies, losses on residential and commercial mortgage loans and reduced value of collateral that secure real estate loans.

In addition, Bancshares' business is subject to a number of general and market risks that would affect any forward-looking statements, including the risks discussed in Item 1A of Bancshares' Annual Report on Form 10-K for the year ended December 31, 2010.

The words "believe," "expect," "anticipate," "project" and similar expressions signify forward-looking statements. Readers are cautioned not to place undue reliance on any forward-looking statements made by or on behalf of Bancshares. Any such statements speak only as of the date such statements were made, and Bancshares undertakes no obligation to update or revise any forward-looking statements.

Critical Accounting Estimates

The preparation of the Company's consolidated financial statements requires management to make subjective judgments associated with estimates. These estimates are necessary to comply with accounting principles generally accepted in the United States of America and general banking practices. These areas include accounting for the allowance for loan losses, other real estate owned, goodwill, derivatives, deferred income taxes and supplemental compensation benefits agreements.

The Company maintains the allowance for loan losses at a level deemed adequate by management to absorb probable losses from loans in the portfolio. In determining the adequacy of the allowance for loan losses, management considers numerous factors, including, but not limited to, management's estimate of: (a) future economic conditions, (b) the financial condition and liquidity of certain loan customers and (c) collateral values of property securing certain loans. Because these factors and others involve the use of management's estimation and judgment, the allowance for loan losses is inherently subject to adjustment at future dates. Unfavorable changes in the factors used by management to determine the adequacy of the allowance, including increased loan delinquencies and subsequent charge-offs, or the availability of new information, could require additional provisions, in excess of normal provisions, to the allowance for loan losses in future periods. There can be no assurance that loan losses in future periods will not exceed the allowance for loan losses or that additions to the allowances will not be required.

Other real estate owned ("OREO") that consists of properties obtained through foreclosure or in satisfaction of loans is reported at the lower of cost or fair value, less estimated costs to sell at the date acquired, with any loss recognized as a charge-off through the allowance for loan losses. Additional OREO losses for subsequent valuation adjustments are determined on a specific property basis and are included as a component of other non-interest expense along with holding costs. Any gains or losses on disposal realized at the time of disposal are reflected in non-interest expense. Significant judgments and complex estimates are required in estimating the fair value of OREO, and the period of time within which such estimates can be considered current is significantly shortened during periods of market volatility, as experienced during 2010. As a result, the net proceeds realized from sales transactions could differ significantly from appraisals, comparable sales and other estimates used to determine the fair value of OREO.

Management's determination of the realization of deferred tax assets is based upon management's judgment of various future events and uncertainties, including the timing and amount of future income earned by subsidiaries and the implementation of various tax planning strategies to maximize realization of the deferred tax asset. Management believes that the Company's subsidiaries will be able to generate sufficient operating earnings to realize the deferred tax benefits. As management periodically evaluates the ability of the Bank to realize the deferred tax asset, subjective judgments are made that may impact the resulting provision for income tax.

The Company and the Bank have entered into supplemental compensation benefits agreements with the directors and certain executive officers. The measurement of the liability under the agreements includes estimates involving life expectancy, length of time before retirement and the expected returns on the Bank-owned life insurance policies used to fund the agreements. Should these estimates prove to be materially wrong, the cost of the agreements could change accordingly.

Overview of 2010

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other schedules presented elsewhere in the report.

For the year ended December 31, 2010, net income attributable to USBI was $2.1 million, compared with net income attributable to USBI of $4.8 million for the year ended December 31, 2009. Basic and diluted net income attributable to USBI per common share was $0.34 for the year ended December 31, 2010, compared with $0.79 for 2009. The decline in net income attributable to USBI resulted from increased provision for loan losses and increased non-interest expense, offset by increased non-interest income.

Other results for the year ended December 31, 2010 were as follows:

- Total assets decreased 9.4% to $627.0 million since the 2009 year-end.
- Deposits decreased 1.9% to $503.5 million, compared with $513.1 million at December 31, 2009.
- Gross loans decreased 1.0% to $408.4 million, compared with $412.5 million at December 31, 2009.
- At year-end 2010, our total risk-based capital was 17.24%, significantly above a number of financial institutions in our peer group and well above the minimum requirements of 10%, to achieve the highest rating of "well-capitalized."
- Our net interest income increased 1.4% to $34.8 million in 2010, compared with $34.3 million in 2009. The increase in net interest income was due primarily to a 52 basis point decline in the cost of interest bearing liabilities.
- Provision for loan losses increased to $10.7 million for the year ended December 31, 2010, or 2.6%, annualized of average loans, compared with $9.1 million, or 2.2% annualized of average loans, for the year ended December 31, 2009.
- Non-interest income rose 20.6% to $10.2 million in 2010, compared with $8.4 million in 2009. This increase in non-interest income resulted primarily from a $4.2 million insurance settlement received in the first quarter of 2010. This was an increase over the $2.7 million received in 2009 in connection with the settlement of a lawsuit.
- Non-interest expense increased 17.0% to $32.1 million in 2010, compared with $27.4 million in 2009. This increase was due to impairment on OREO and realized loss on the sale of OREO, which increased significantly over 2009 and previous years.
- Shareholders' equity totaled $79.8 million, or book value of $13.27 per share, at December 31, 2010. Return on average assets in 2010 was 0.31%, and return on average shareholders' equity was 2.49%.

These items are discussed in further detail throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations" section.

Summary of Operating Results

	Year-Ended December 31,		
	2010	2009	2008
	(In Thousands of Dollars)		
Interest Income	$44,828	$47,474	$52,116
Interest Expense	10,073	13,200	16,912
Net Interest Income	34,755	34,274	35,204
Provision for Loan Losses	10,658	9,101	8,901
Net Interest Income After Provision for Loan Losses	24,097	25,173	26,303
Non-Interest Income	10,166	8,430	6,260
Non-Interest Expense	32,122	27,451	25,254
Income Before Income Taxes	2,141	6,152	7,309
Provision for Income Taxes	194	1,562	2,123
Net Income	$ 1,947	$ 4,590	$ 5,186
Less: Net Loss Attributable to Noncontrolling Interest	(125)	(164)	(184)
Net Income Attributable to USBI	$ 2,072	$ 4,754	$ 5,370

Net Interest Income

Net interest income is an effective measurement of how well management has matched interest-earning assets and interest-bearing liabilities and is the Company's principal source of income. Fluctuations in interest rates materially affect net interest income. Although market rates were stable during 2010, the yield on earning assets declined 20 basis points, while the cost of interest-earning liabilities declined 52 basis points, as longer-term time deposits repriced at lower rates, improving the net interest margin 25 basis points, from 5.58% in 2009 to 5.83% in 2010.

Net interest income increased 1.4% to $34.8 million in 2010, compared to a decline of 2.6% in 2009 and a decline of 13.1% in 2008. The increase in net interest income in 2010 was primarily due to a 52 basis point decline in the cost of interest-bearing liabilities, primarily time deposits.

The Company's loan portfolio decreased by $4.1 million, or 1.0%, during 2010, and investment securities decreased during 2010 by $58.9 million, or 30.1%.

Overall, volume, rate and yield changes in interest-earning assets and interest-bearing liabilities contributed to the increase in net interest income during 2010. As to volume, the Company's average earning assets decreased $18.8 million during 2010, or 3.1%, while average interest-bearing liabilities decreased $16.8 million, or 3.2%.

The Bank's ability to produce net interest income is measured by a ratio called the interest margin. The interest margin is net interest income as a percentage of average earning assets. The interest margin was 5.8% in 2010, 5.6% in 2009 and 5.9% in 2008.

Interest margins are affected by several factors, one of which is the relationship of rate-sensitive earning assets to rate-sensitive interest-bearing liabilities. This factor determines the effect that fluctuating interest rates will have on net interest income. Rate-sensitive earning assets and interest-bearing liabilities are those that can be repriced to current market rates within a relatively short time. The Bank's objective in managing interest rate sensitivity is to achieve reasonable stability in the interest margin throughout interest rate cycles by maintaining the proper balance of rate-sensitive assets and interest-bearing liabilities. For further analysis and discussion of interest rate sensitivity, refer to the section entitled "Liquidity and Interest Rate Sensitivity Management."

An additional factor that affects the interest margin is the interest rate spread. The interest rate spread measures the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities. This measurement is a more accurate reflection of the effect that market interest rate movements have on interest rate-sensitive assets and liabilities. The interest rate spread was 5.6% in 2010, 5.3% in 2009 and 5.4% in 2008. The average amount of interest-bearing liabilities, as noted in the table "Yields Earned on Average Interest-Earning Assets and Rates Paid on Average Interest-Bearing Liabilities," decreased 3.2% in 2010, while the average rate of interest paid decreased from 2.5% in 2009 to 2.0% in 2010. Average interest-earning assets decreased 3.1% in 2010, while the average yield on earning assets decreased from 7.7% in 2009 to 7.5% in 2010.

The percentage of earning assets funded by interest-bearing liabilities also affects the Bank's interest margin. The Bank's earning assets are funded by interest-bearing liabilities, non-interest-bearing demand deposits and shareholders' equity. The net return on earning assets funded by non-interest-bearing demand deposits and shareholders' equity exceeds the net return on earning assets funded by interest-bearing liabilities. The Bank's percentage of earning assets funded by interest-bearing liabilities has decreased slightly since 2009. In 2010, 86.4% of the Bank's average earning assets was funded by interest-bearing liabilities, compared with 86.5% in 2009 and 85.6% in 2008.

Yields Earned on Average Interest-Earning Assets and Rates Paid on Average Interest-Bearing Liabilities

	December 31,								
	2010			2009			2008		
	Average Balance	Interest	Yield/ Rate %	Average Balance	Interest	Yield/ Rate %	Average Balance	Interest	Yield/ Rate %
	(In Thousands of Dollars, Except Percentages)								
ASSETS									
Interest-Earning Assets:									
Loans (Note A)	$411,910	$38,086	9.25%	$407,777	$38,795	9.51%	$414,321	$43,281	10.45%
Taxable Investments	152,947	5,859	3.83%	178,122	7,979	4.48%	171,196	8,240	4.81%
Non-Taxable Investments	21,406	883	4.12%	14,207	700	4.93%	13,786	595	4.32%
Federal Funds Sold	9,404	—	0.00%	14,365	—	0.00%	1,256	—	0.00%
Total Interest-Earning Assets	595,667	44,828	7.53%	614,471	47,474	7.73%	600,559	52,116	8.68%
Non-Interest-Earning Assets:									
Other Assets	74,072			68,985			67,914		
Total	$669,739			$683,456			$668,473		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-Bearing Liabilities:									
Demand Deposits	$116,020	$ 1,179	1.02%	$104,988	$ 1,084	1.03%	$ 89,926	$ 1,211	1.35%
Savings Deposits	50,637	348	0.69%	48,319	340	0.70%	47,409	463	0.98%
Time Deposits	292,237	6,073	2.08%	287,460	8,157	2.84%	285,602	11,433	4.00%
Borrowings	55,565	2,473	4.45%	90,475	3,619	4.00%	91,418	3,805	4.16%
Total Interest-Bearing Liabilities	514,459	10,073	1.96%	531,242	13,200	2.48%	514,355	16,912	3.29%
Non-Interest-Bearing Liabilities:									
Demand Deposits	58,503			58,226			62,075		
Other Liabilities	13,615			13,360			13,372		
Shareholders' Equity	83,162			80,628			78,671		
Total	$669,739			$683,456			$668,473		
Net Interest Income (Note B)		$34,755			$34,274			$35,204	
Net Yield on Interest-Earning Assets			5.83%			5.58%			5.86%

Note A — For the purpose of these computations, non-accruing loans are included in the average loan amounts outstanding. These loans amounted to $12,078,874, $11,913,589 and $11,621,474 for 2010, 2009 and 2008, respectively.

Note B — Loan fees of $3,247,517, $3,355,024 and $3,317,709 for 2010, 2009 and 2008, respectively, are included in interest income amounts above.

Changes in Interest Earned and Interest Expense Resulting from Changes in Volume and Changes in Rates

The following table sets forth the effect that varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates had on changes in net interest income for 2010 versus 2009, 2009 versus 2008 and 2008 versus 2007.

	2010 Compared to 2009 Increase (Decrease) Due to Change In:			2009 Compared to 2008 Increase (Decrease) Due to Change In:			2008 Compared to 2007 Increase (Decrease) Due to Change In:		
	Volume	Average Rate	Net	Volume	Average Rate	Net	Volume	Average Rate	Net
				(In Thousands of Dollars)					
Interest Earned On:									
Loans	$ 393	$(1,102)	$ (709)	$(684)	$(3,802)	$(4,486)	$(4,103)	$(4,933)	$(9,036)
Taxable Investments	(1,128)	(992)	(2,120)	333	(594)	(261)	1,833	(527)	1,306
Non-Taxable Investments	355	(172)	183	18	87	105	(107)	(30)	(137)
Total Interest-Earning Assets	(380)	(2,266)	(2,646)	(333)	(4,309)	(4,642)	(2,377)	(5,490)	(7,867)
Interest Expense On:									
Demand Deposits	114	(19)	95	203	(330)	(127)	117	463	580
Savings Deposits	16	(8)	8	9	(132)	(123)	(3)	(39)	(42)
Time Deposits	136	(2,219)	(2,083)	74	(3,350)	(3,276)	(309)	(2,619)	(2,928)
Other Borrowings	(1,397)	250	(1,147)	(39)	(147)	(186)	500	(662)	(162)
Total Interest-Bearing Liabilities	(1,131)	(1,996)	(3,127)	247	(3,959)	(3,712)	305	(2,857)	(2,552)
(Decrease) Increase in Net Interest Income	$ 751	$ (270)	$ 481	$(580)	$ (350)	$ (930)	$(2,682)	$(2,633)	$(5,315)

Provision for Loan Losses

The provision for loan losses is an expense used to establish the allowance for loan losses. Actual loan losses, net of recoveries, are charged directly to the allowance. The expense recorded each year is a reflection of actual net losses experienced during the year and management's judgment as to the adequacy of the allowance to absorb losses inherent to the portfolio. Charge-offs exceeded recoveries by $8.2 million in 2010, and a provision of $10.7 million was expensed for loan losses in 2010, compared to $9.1 million in 2009 and $8.9 million in 2008. Net charge-offs at the Bank were $5.4 million for the year ending December 31, 2010, compared to $3.3 million for the year ending December 31, 2009. ALC had net charge-offs of $2.8 million for the year ending December 31, 2010, compared to $4.3 million for the year ending December 31, 2009. Net charge-offs as a percentage of average loans were 2.0%, 1.87% and 2.15% for the years ended December 31, 2010, 2009 and 2008, respectively.

The ratio of the allowance to loans net of unearned income at December 31, 2010 and 2009 was 3.01% and 2.40%, respectively. For additional information regarding the Company's allowance for loan losses, see "Loans and Allowance for Loan Losses."

Non-Interest Income

The following table presents the major components of non-interest income for the years indicated.

	Year-Ended December 31,		
	2010	2009	2008
	(In Thousands of Dollars)		
Service Charges and Other Fees on Deposit Accounts	$ 3,061	$2,871	$3,285
Credit Life Insurance Commissions and Fees	939	997	1,020
Bank-Owned Life Insurance	503	487	500
Investment Securities Gains, Net	257	54	19
Other Income	5,406	4,021	1,436
Total Non-Interest Income	$10,166	$8,430	$6,260

Total non-interest income increased $1.7 million, or 20.6%, in 2010, increased 60.3% in 2009 and decreased 5.5% in 2008. Service charges and fees on deposit accounts increased $190,000, or 6.6%, in 2010, decreased 12.6% in 2009 and increased 0.2% in 2008. In 2010, fees generated from customer overdrafts and non-sufficient funds increased $225,000 and regular account service charges decreased $63,000. The increase in overdraft and non-sufficient funds charges in 2010 reversed a trend experienced in 2009 and 2008. Regular account service charges continued to decline as customers switched from accounts with a monthly service charge to a no service charge account. This account, introduced in the fourth quarter of 2007, has allowed the Bank to attract new customers and has otherwise been profitable by requiring electronic statements and encouraging ATM and debit card use, which generates additional fees.

Fees and commissions from the sale of credit life insurance declined $58,000 in 2010, compared to a decline of $23,000 in 2009. Lower consumer loan demand experienced in 2010 was the cause for the decline in insurance fees. Approximately 97% of these commissions are generated from loans originated at ALC.

Earnings from the Company's bank-owned life insurance policies increased $16,000, or 3.3%, during 2010, compared to a decrease of 2.6% in 2009 and an increase of 5.0% in 2008. The return on these policies was affected by the low interest rate environment in 2009, which improved in 2010.

Net gains on security sales were $257,000, $54,000 and $19,000 in 2010, 2009 and 2008, respectively. Income generated in the area of securities gains and losses is dependent on factors that include investment portfolio strategies, interest rate changes and asset liability management strategies.

Other income includes fee income generated from other banking services, such as letters of credit, ATMs, debit and credit cards, check cashing and wire transfers. Other income increased $1.4 million, or 34.4%, in 2010, compared to an increase of 180.2% in 2009 and an increase of 17.9% in 2008. ATM and debit card fees increased $17,000, or 3.5%, in 2010 and $68,000, or 15.8%, in 2009, as use of these products increased. Included in other income for 2010 were the $4.2 million proceeds from an insurance settlement received in the first quarter. Also included in other income for 2009 were the net proceeds in the amount of $2.7 million received from the settlement of a lawsuit in the second quarter of 2009.

Non-Interest Expense

The following table presents the major components of non-interest expense for the years indicated.

	Year-Ended December 31,		
	2010	2009	2008
	(In Thousands of Dollars)		
Salaries and Employee Benefits	$13,765	$13,594	$12,976
Occupancy	1,860	1,901	1,838
Furniture and Equipment	1,260	1,274	1,405
Impairment on Limited Partnerships	250	97	162
Legal, Accounting and Other Professional Fees	1,569	1,910	2,294
Stationery and Supplies	546	551	603
Telephone/Communication	664	691	645
Advertising	397	398	433
Collection and Recovery	523	508	426
Impairment on Other Real Estate	3,538	637	104
Realized Loss (Gain) on Sale of OREO	1,675	635	(204)
FDIC Insurance Assessments	1,056	1,093	71
Other	5,019	4,162	4,501
Total Non-Interest Expense	$32,122	$27,451	$25,254
Efficiency Ratio	71.5%	66.5%	60.4%
Total Non-Interest Expense to Average Assets	4.8%	4.0%	3.8%

Non-interest expense increased $4.7 million, or 17.0%, to $32.1 million in 2010, from $27.4 million in 2009. Non-interest expense increased 8.7% in 2009 and declined 2.1% in 2008. The increase in 2010 is due primarily to the impairment loss on OREO of $3.5 million and $1.7 million realized loss on the sale of OREO. Realized loss on the sale of

OREO increased from $635,000 in 2009. Impairment write down of OREO increased $2.9 million in 2010, increased $533,000 in 2009 and declined $695,000 in 2008. The severely depressed real estate market, along with the continued decline in real estate values, have had a negative effect on these sales. If the economy remains weak and real estate values continue to decline, further impairment and losses could result. The increase in non-interest expense 2009 was due primarily to increased salaries and employee benefits and FDIC insurance assessments. The 2008 decline resulted from decreased incentive awards compared to 2007.

Premiums paid to the FDIC in the form of deposit assessments remained stable in 2010 compared to 2009. These assessments were $1.1 million in 2010 and 2009, compared to $71,000 in 2008. The number of problem banks increased significantly in 2009 and threatened to deplete the FDIC insurance fund below required levels. The FDIC raised regular assessments and imposed a special one-time assessment to replenish the insurance fund. Estimated assessments for 2011 are $1.0 million.

Total compensation and benefits expense increased $171,000, or 1.3%, in 2010, compared to an increase of 4.8% in 2009 and a decrease of 3.9% in 2008. In 2010, salary expense increased $267,000, or 2.4%, health insurance expense decreased $196,000, or 13.8%, and all other compensation and benefit costs increased $116,000, or 9.8%, when compared with 2009. The increase in salary expense in 2010 was the result of normal merit raises and increased staffing. The increase in salary expense in 2009 was due primarily to the impact of twelve months of salary associated with two executive officers added in 2008, coupled with normal merit raises. The decrease in 2008 was due to decreased incentive awards. Incentive awards declined to $55,000 in 2008, reduced from $928,000 in 2007, because the Bank was unable to meet most of its performance objectives. No incentives were awarded to ALC personnel for 2009 or 2008. No incentive bonuses were awarded at the Bank or ALC for 2010 or 2009, and no incentive plan has been approved for 2011. At December 31, 2010, the Company had 297 full-time equivalent employees, compared to 290 full-time equivalent employees at December 31, 2009 and 286 full-time equivalent employees at December 31, 2008.

Occupancy expense remained unchanged from 2009 to 2010 at $1.9 million. The reduction in 2008 resulted from lower maintenance and repair costs. Occupancy expense includes rents, depreciation, utilities, maintenance, insurance, taxes and other expenses associated with maintaining the nineteen banking offices and twenty-two ALC finance company offices. The Company utilizes both acquired and leased space in operating these locations. The Bank owns all of its banking offices, with the exception of the Columbiana office and the parking lot in Brent, which are leased. All ALC offices are leased with the exception of the Jackson office, which was purchased in 2009 (costs associated with operating lease agreements can be reviewed in detail in Note 17, "Operating Leases," in the "Notes to Consolidated Financial Statements").

Furniture and equipment expense remained unchanged from 2009 to 2010 at $1.3 million, compared to a 0.6% increase in 2008. In 2010, depreciation expense declined $74,000, and maintenance contracts and repair costs increased $50,000, all compared with 2009.

The Bank invests in limited partnerships that operate qualified affordable housing projects. These partnerships receive tax benefits in the form of tax deductions from operating losses and tax credits. Although the Bank accounts for certain of these investments utilizing the cost method, management analyzes the Bank's investments in limited partnerships for potential impairment on an annual basis. The investment balances in these partnerships were $1.8 million at December 31, 2010, $1.9 million at December 31, 2009 and $2.0 million at December 31, 2008. Losses in these investments amounted to $250,000, $97,000 and $162,000 for 2010, 2009 and 2008, respectively.

Provision for Income Taxes

Income tax expense decreased to $194,000 for 2010. This decrease resulted from lower levels of taxable income as compared to 2009. The calculation of the income tax provision requires the use of estimates and judgments of management. As part of the Company's overall business strategy, management must take into account tax law and regulations that apply to specific tax issues faced by the Company in each year. This analysis includes an evaluation of the amount and timing of the realization of income tax assets or liabilities. Management closely monitors tax developments and evaluates the effect that they may have on the Company's overall tax position. A more detailed discussion of the Company's provision for income taxes is included in Note 11, "Income Taxes," in the "Notes to Consolidated Financial Statements."

Loans and Allowance for Loan Losses

Total loans outstanding net of unearned interest decreased by $4.1 million in 2010 with a loan portfolio totaling $408.4 million as of December 31, 2010. Total loans at the Bank grew 0.7% to $323.8 million in 2010, representing 79.3% of the Company's loans. Loans at ALC declined 6.8% to $84.6 million in 2010. For 2010, on an average basis, loans represented 69.2% of the Company's earning assets and provided 85.0% of the Company's interest income.

Real estate loans decreased 1.3% to $303.7 million in 2010. The Bank's real estate loan portfolio is comprised of construction loans to both businesses and individuals for commercial and residential development, commercial buildings and apartment complexes, with most of this activity being commercial. Real estate loans also consist of other loans secured by real estate, such as one-to-four family dwellings, including mobile homes, loans on land only, multi-family dwellings, non-farm, non-residential real estate and home equity loans. Real estate loans at the Bank grew $5.3 million, or 2.1%, in 2010 to a balance of $256.7 million at December 31, 2010. Real estate loans at ALC are primarily secured by residential properties, mobile homes and land. These loans declined 16.6% to $47.1 million as of year end 2010. As in previous years, quality real estate lending continues to be a priority of the Company's lending team and management. Real estate loans remain the largest component of the Company's loan portfolio, comprising 74.4% of total loans outstanding.

Consumer loans represent the second largest component of the Company's loan portfolio. These loans include loans to individuals for household, family and other personal expenditures, including credit cards and other related credit plans. Consumer loans increased $3.0 million at ALC and declined $1.3 million at the Bank during 2010. ALC's consumer loans represent 66.4% of the total consumer loans, with a balance at year-end 2010 of $41.8 million. These loans at the Bank amounted to $21.2 million at December 31, 2010. The increase at ALC was the result of a shift away from real estate loans to consumer loans.

Commercial, financial and agricultural loans decreased by 6.5% during 2010 to $44.4 million at December 31, 2010. Loans to tax exempt entities such as municipalities and counties decreased $732,000 in 2010 and decreased $3.5 million in 2009. All other commercial loans declined $2.3 million in 2010. All of the commercial loans originated at the Bank.

The allowance for loan losses is maintained at a level that, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio and changes in its risk profile, credit concentrations, historical trends and economic conditions. This evaluation also considers the balance of impaired loans. Losses on individually-identified impaired loans may be measured based on the present value of expected future cash flows discounted at each loan's original effective market interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through the provision and added to the allowance for loan losses. Large pools of smaller balance, homogeneous loans are subjected to a collective evaluation for impairment, considering delinquency and repossession statistics, historical charge-off trends, trends in the economy and other factors. Though management believes the allowance for loan losses to be adequate, taking into consideration the views of regulators and the current economic environment, there can be no assurance that the allowance for loan losses is sufficient, and ultimate losses may vary from their estimates. Estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings during the periods in which they become known.

The Bank's loan policy requires immediate recognition of a loss if significant doubt exists as to the repayment of the principal balance of a loan. Consumer installment loans at the Bank and ALC are generally recognized as losses if they become 120 days delinquent. Exceptions are made specifically for loans that are secured by real estate and if the borrower is in a repayment plan under the bankruptcy statutes. As long as these loans are paying in accordance with the bankruptcy plan, they are not charged off.

A credit review of the Bank's individual loans is conducted periodically. A risk rating is assigned to each loan and is reviewed at least annually. In assigning risk, management takes into consideration the capacity of the borrower to repay, collateral values, current economic conditions and other factors. Management also monitors the credit quality of the loan portfolio through the use of an annual outside comprehensive loan review. Based on the underwriting standards in the loan policy, the Bank does not actively market mortgages to subprime borrowers. However, over time, some of the Bank's customers could migrate into categories that might demonstrate some of the same characteristics as subprime borrowers. With current underwriting standards and ongoing monitoring of credit quality within the portfolio, the volume of such customers is inconsequential.

Loan officers and other personnel handling loan transactions undergo frequent training dedicated to improving credit quality, as well as the yield of the loan portfolio. The Bank utilizes a written loan policy, which attempts to guide lending personnel in applying consistent underwriting standards. This policy is intended to aid loan officers and lending personnel in making sound credit decisions and to assure compliance with state and federal regulations. The Bank's loan policy is reviewed, at a minimum, on an annual basis to ensure timely modifications to the Bank's lending standards.

ALC's management oversees its loan portfolio through a loan committee comprised of members of ALC's Board of Directors and ALC's district and office managers. It is aided by a formal loan policy, which has been revised and expanded as a direct result of the loan irregularities that occurred in the northern district of ALC in 2007. Other changes in ALC's organizational structure were made during 2007 to increase the number of personnel supervising ALC's operations. A new position of Chief Operating Officer ("COO"), who reports to the Chief Executive Officer of ALC, was created. ALC's individual branches are supervised by three district managers who report to the ALC COO. Because of the very nature of ALC's business, many of the borrowers served by ALC could be deemed to demonstrate some of the same characteristics as subprime borrowers. Although the Company and ALC believe that serving the communities in which ALC is located includes service to these customers, ALC's loan committee and loan officers remain diligent in making careful loan decisions based on the criteria set forth in ALC's loan policy. However, as a result of the differences in some customers of ALC as compared to customers of the Bank, loan losses at ALC are generally higher than those experienced by the Bank. For example, year-to-date net loan losses at ALC are 3.0% of total loans outstanding, which is higher than the default rate of the Bank.

The following table shows the Company's loan distribution as of December 31, 2010, 2009, 2008, 2007, and 2006.

	Year-Ended December 31,				
	2010	2009	2008	2007	2006
	(In Thousands of Dollars)				
Real Estate	$303,719	$307,795	$299,740	$319,665	$311,989
Installment (Consumer)	64,912	62,098	70,789	82,483	109,643
Commercial, Financial and Agricultural	44,392	47,484	43,871	40,648	34,933
Less: Unearned Interest, Commissions and Fees	4,609	4,869	6,385	6,673	7,326
Total	$408,414	$412,508	$408,015	$436,123	$449,239

The amounts of total loans (excluding installment loans) outstanding at December 31, 2010, which, based on the remaining scheduled repayments of principal, are due in (1) one year or less, (2) more than one year but within five years and (3) more than five years, are shown in the following table.

	Maturing			
	Within One Year	After One but Within Five Years	After Five Years	Total
	(In Thousands of Dollars)			
Commercial, Financial and Agricultural	$ 33,664	$ 10,685	$ 43	$ 44,392
Real Estate-Mortgage	145,043	108,482	50,194	303,719
Total	$178,707	$119,167	$50,237	$348,111

Variable rate loans totaled approximately $90.5 million and are included in the one-year category.

Non-Performing Assets

Accruing loans past due 90 days or more at December 31, 2010 totaled $5.2 million. These loans are secured, and, taking into consideration the collateral value and the financial strength of the borrowers, management believes that there will be no loss in these accounts and has allowed the loans to continue accruing.

Impaired loans totaled $49.2 million, $35.4 million and $24.4 million as of December 31, 2010, 2009 and 2008, respectively. There was approximately $4.1 million, $2.6 million and $1.6 million in the allowance for loan losses specifically allocated to these impaired loans at December 31, 2010, 2009 and 2008, respectively. Loans totaling $29.3 million,

$20.0 million and $9.1 million for 2010, 2009 and 2008, respectively, although considered impaired under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 310, have no measurable impairment, and no allowance for loan losses is specifically allocated to these loans. The average recorded investment in impaired loans for 2010, 2009 and 2008 was approximately $32.2 million, $23.1 million and $16.8 million, respectively. Income recognized on impaired loans in 2010 amounted to approximately $2.0 million.

Non-performing assets as a percentage of net loans and other real estate was 10.2% at December 31, 2010, compared to 9.8% at December 31, 2009. While non-performing assets increased $2.1 million in 2010 compared to 2009, loans on non-accrual decreased $625,000, and loans past due 90 days or more declined $1.5 million. Other real estate acquired in settlement of loans consisted of 11 residential properties and 47 commercial properties totaling $19.0 million at the Bank and 152 residential properties and 11 commercial properties totaling $6.6 million at ALC. Management is making every effort to dispose of these properties in a timely manner, but the national recession and the severely depressed real estate market is negatively impacting this process. Management reviews these loans and reports to the Bank's Board of Directors monthly. Loans past due 90 days or more and still accruing are reviewed closely by management and are allowed to continue accruing only when management believes that underlying collateral values and the financial strength of the borrowers are sufficient to protect the Bank from loss. If, at any time, management determines that there may be a loss of interest or principal, these loans will be changed to non-accrual and their asset values downgraded.

The following table presents information on non-performing loans and real estate acquired in settlement of loans.

	December 31,				
	2010	2009	2008	2007	2006
	(In Thousands of Dollars)				
Non-Performing Assets:					
Loans Accounted for on a Non-Accrual Basis	$13,572	$14,197	$10,258	$ 5,253	$ 7,318
Accruing Loans Past Due 90 Days or More	5,237	6,693	9,323	5,240	2,033
Real Estate Acquired in Settlement of Loans	25,632	21,439	18,131	11,156	1,318
Total	$44,441	$42,329	$37,712	$21,649	$10,669
Non-Performing Assets as a Percent of Net Loans and Other Real Estate	10.24%	9.75%	8.85%	4.84%	2.37%

Summarized below is information concerning income on those loans with deferred interest or principal payments resulting from deterioration in the financial condition of the borrower.

	December 31,		
	2010	2009	2008
	(In Thousands of Dollars)		
Total Loans Accounted for on a Non-Accrual Basis	$13,572	$14,197	$10,258
Interest Income That Would Have Been Recorded Under Original Terms	799	707	690
Interest Income Reported and Recorded During the Year	88	232	302

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. In addition to consideration of these factors, the Company has a consistent and continuing policy of placing all loans on non-accrual status if they become 90 days or more past due, unless they are in the process of collection. When a loan is placed on non-accrual status, all interest that is accrued on the loan is reversed and deducted from earnings as a reduction of reported interest. No additional interest is accrued on the loan balance until collection of both principal and interest becomes reasonably certain. When a problem loan is finally resolved, there ultimately may be an actual write-down or charge-off of the principal balance of the loan, which would necessitate additional charges to the allowance for loan losses.

Allocation of Allowance for Loan Losses

The following table shows an allocation of the allowance for loan losses for each of the five years indicated.

	December 31,									
	2010		2009		2008		2007		2006	
	Allocation Allowance	Percent of Loans in Each Category to Total Loans	Allocation Allowance	Percent of Loans in Each Category to Total Loans	Allocation Allowance	Percent of Loans in Each Category to Total Loans	Allocation Allowance	Percent of Loans in Each Category to Total Loans	Allocation Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in Thousands, Except Percentages)									
Commercial, Financial and Agricultural	$ 988	10%	$ 752	10%	$ 583	10%	$ 558	9%	$ 376	8%
Real Estate	8,338	74	5,688	75	5,632	73	5,688	72	4,468	68
Installment (Consumer)	3,137	16	3,564	15	2,317	17	2,289	19	2,820	24
Total	$12,463	100%	$10,004	100%	$8,532	100%	$8,535	100%	$7,664	100%

In establishing the allowance for loan losses, management created the following risk groups for evaluating the loan portfolio:

- Large classified loans and impaired loans are evaluated individually, with specific reserves allocated based on management's review, consistent with ASC Topic 310. At ALC, management identified a group of real estate loans that were evaluated for impairment under ASC Topic 310.
- The allowance for large pools of smaller-balance, homogeneous loans is based on such factors as changes in the nature and volume of the portfolio, overall portfolio quality, adequacy of the underlying collateral value, loan concentrations, historical charge-off trends and economic conditions that may affect the borrowers' ability to pay, consistent with ASC Topic 450.

Net charge-offs as shown in the "Summary of Loan Loss Experience" table below indicate the trend for the last five years.

Summary of Loan Loss Experience

This table summarizes the Bank's loan loss experience for each of the five years indicated.

	December 31,				
	2010	2009	2008	2007	2006
	(In Thousands of Dollars)				
Balance of Allowance for Loan Loss at Beginning of Period	$10,004	$ 8,532	$ 8,535	$ 7,664	$ 7,694
Charge-Offs:					
Commercial, Financial and Agricultural	(773)	(1,111)	(541)	(483)	(473)
Real Estate-Mortgage	(5,705)	(3,108)	(3,995)	(5,414)	(241)
Installment (Consumer)	(2,863)	(4,512)	(6,113)	(15,715)	(4,001)
Credit Cards	(1)	(10)	(7)	(22)	(21)
	(9,342)	(8,741)	(10,656)	(21,634)	(4,736)
Recoveries:					
Commercial, Financial and Agricultural	82	33	62	29	78
Real Estate-Mortgage	290	28	123	159	78
Installment (Consumer)	770	1,040	1,566	1,163	811
Credit Cards	1	11	1	2	13
	1,143	1,112	1,752	1,353	980
Net Charge-Offs	(8,199)	(7,629)	(8,904)	(20,281)	(3,756)
Provision for Loan Losses	10,658	9,101	8,901	21,152	3,726
Balance of Allowance for Loan Loss at End of Period	$12,463	$10,004	$ 8,532	$ 8,535	$ 7,664
Ratio of Net Charge-Offs During Period to Average Loans Outstanding	1.97%	1.87%	2.15%	4.53%	0.85%

Investment Securities Available-for-Sale and Derivative Instruments

Investment securities, which are classified as available-for-sale, included, as of December 31, 2010, U.S. Treasury securities of $80,369, mortgage-backed securities of $113.4 million, state, county and municipal securities of $22.2 million and equity securities of $213,824. The securities portfolio is carried at fair market value and decreased $58.9 million from December 31, 2009 to December 31, 2010.

Because of their liquidity, credit quality and yield characteristics, the majority of the purchases of taxable securities have been purchases of agency-guaranteed mortgage-backed obligations and collateralized mortgage obligations ("CMOs"). The mortgage-backed obligations in which the Bank invests represent an undivided interest in a pool of residential mortgages or may be collateralized by a pool of residential mortgages ("mortgage-backed securities"). The Company does not invest in mortgage-backed securities that contain Alt-A type mortgages or subprime mortgages.

Mortgage-backed securities and CMOs present some degree of additional risk in that mortgages collateralizing these securities can be refinanced, thereby affecting the future yield and market value of the portfolio. Management expects the annual repayment of the underlying mortgages to vary as a result of monthly repayment of principal and/or interest required under terms of the underlying promissory notes. Further, the actual rate of repayment is subject to changes depending upon the terms of the underlying mortgages, the relative level of mortgage interest rates and the structure of the securities. When relative interest rates decline to levels below that of the underlying mortgages, acceleration of principal repayment is expected as some borrowers on the underlying mortgages refinance to lower rates. When the underlying rates on mortgage loans are comparable to market rates, repayment more closely conforms to scheduled amortization in accordance with terms of the promissory note with additional repayment as a result of sales of homes collateralizing the mortgage loans constituting the security. Although maturities of the underlying mortgage loans may range up to 30 years, scheduled principal and normal prepayments substantially shorten the average maturities.

Interest rate risk contained in the overall securities portfolio is formally monitored on a monthly basis. Management assesses each month how risk levels in the investment portfolio affect overall company-wide interest rate risk. Expected changes in forecasted yield, earnings and market value of the bond portfolio are generally attributable to fluctuations in interest rates, as well as volatility caused by general uncertainty over the economy, inflation and future interest rate trends.

The composition of the Bank's investment portfolio reflects the Bank's investment strategy of maximizing portfolio yields commensurate with risk and liquidity considerations. The primary objectives of the Bank's investment strategy are to maintain an appropriate level of liquidity and to provide a tool to assist in controlling the Bank's interest rate position, while at the same time producing adequate levels of interest income. As of December 31, 2010, the investment portfolio had an estimated average maturity of 4.2 years.

Fair market values of securities can vary significantly as interest rates change. The gross unrealized gains and losses in the securities portfolio are not expected to have a material impact on liquidity or other funding needs. There were net unrealized gains, net of tax, of $3.4 million in the securities portfolio on December 31, 2010, versus $4.3 million net unrealized gains, net of tax, at year-end 2009.

The Bank has used certain derivative products for hedging purposes. These include interest rate swaps and caps. The use and detail regarding these products are fully discussed in the section entitled "Liquidity and Interest Rate Sensitivity Management" and in Note 2, "Summary of Significant Accounting Policies," in the "Notes to Consolidated Financial Statements." The Bank adopted the provisions of ASC *Topic 815 Derivatives and Hedging*, effective January 1, 2001, as required by the FASB. On that date, the Bank reassessed and designated derivative instruments used for risk management as fair-value hedges, cash-flow hedges and derivatives not qualifying for hedge accounting treatment, as appropriate.

Investment Securities

The following table sets forth the amortized costs of investment securities, as well as their fair value and related unrealized gains or losses on the dates indicated.

	Available-for-Sale		
	December 31,		
	2010	2009	2008
	(In Thousands of Dollars)		
Mortgage-Backed Securities	$108,410	$159,739	$166,712
Obligations of States, Counties and Political Subdivisions	21,797	20,918	11,281
U.S. Treasury and Government Sponsored Agency Securities	80	7,059	2,126
Other Securities	132	132	132
Total Book Value	130,419	187,848	180,251
Net Unrealized Gains	5,458	6,905	3,962
Total Market Value	$135,877	$194,753	$184,213

	Held-to-Maturity		
	December 31,		
	2010	2009	2008
	(In Thousands of Dollars)		
Obligations of States, Counties and Political Subdivisions	$ 1,210	$ 1,250	$ —
Total Book Value	$ 1,210	$ 1,250	$ —

Investment Securities Maturity Schedule

	Stated Maturity as of December 31, 2010							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(In Thousands of Dollars, Except Yields)							
Investment Securities Available-for-Sale:								
U.S. Treasury and Government Sponsored Agency Securities	$ 80	1.13%	$ —	0.00%	$ —	0.00%	$ —	0.00%
State, County and Municipal Obligations	495	4.81	3,898	5.58	7,178	5.70	11,825	6.58
Mortgage-Backed Securities	188	2.27	5,746	4.28	48,656	4.01	58,807	4.13
Total	$763	3.80%	$9,644	4.81%	$55,834	4.23%	$ 70,632	4.54%
Total Securities With Stated Maturity							$136,873	4.43%
Equity Securities							214	0.89
Total							$137,087	4.42%

Available-for-sale securities are stated at market value and tax equivalent market yields.

Condensed Portfolio Maturity Schedule

Maturity Summary as of December 31, 2010	Dollar Amount	Portfolio Percentage
	(In Thousands of Dollars)	
Maturing in 3 months or less	$ 100	0.07%
Maturing in greater than 3 months to 1 year	663	0.48
Maturing in greater than 1 to 3 years	6,956	5.08
Maturing in greater than 3 to 5 years	2,688	1.96
Maturing in greater than 5 to 15 years	86,783	63.41
Maturing in over 15 years	39,683	29.00
Total	$136,873	100.00%

The following marketable equity securities, in thousands of dollars, have been excluded from the above maturity summary due to no stated maturity date.

Mutual Funds	$ 10
Other Marketable Equity Securities	204

Condensed Portfolio Repricing Schedule

Repricing Summary as of December 31, 2010	Dollar Amount	Portfolio Percentage
	(In Thousands of Dollars)	
Repricing in 30 days or less	$ 7,187	5.25%
Repricing in 31 days to 1 year	1,288	0.94
Repricing in greater than 1 to 3 years	7,918	5.78
Repricing in greater than 3 to 5 years	3,559	2.60
Repricing in greater than 5 to 15 years	89,423	65.34
Repricing in over 15 years	27,498	20.09
Total	$136,873	100.00%
Repricing in 30 days or less does not include:		
Mutual Funds		$ 10
Repricing in 31 days to 1 year does not include:		
Other Marketable Equity Securities		204

The tables above reflect all securities at market value on December 31, 2010.

Security Gains

Non-interest income from securities transactions was a gain for the years ended December 31, 2010, 2009 and 2008. Transactions affecting the Bank's investment portfolio are directed by the Bank's asset and liability management activities and strategies. Although short-term losses may occur from time to time, the "pruning" of the portfolio is designed to maintain the strength of the investment portfolio.

The table below shows the associated net gains for the years ended December 31, 2010, 2009 and 2008.

	December 31,		
	2010	2009	2008
	(In Thousands of Dollars)		
Investment Securities	$256,635	$54,076	$18,703

Volumes of sales, as well as other information regarding investment securities, are discussed further in Note 3, "Investment Securities," in the "Notes to Consolidated Financial Statements."

Deposits

Core deposits, which exclude time deposits of $100,000 or more and brokered deposits, provide for a relatively stable funding source that supports earning assets. The Company's core deposits totaled $377.1 million, or 74.9% of total deposits, at December 31, 2010 and totaled $380.9 million, or 74.2% of total deposits, at December 31, 2009.

Deposits, in particular core deposits, have historically been the Company's primary source of funding and have enabled the Company to successfully meet both short-term and long-term liquidity needs. Management anticipates that such deposits will continue to be the Company's primary source of funding in the future, although economic and competitive factors could affect this funding source. The Company's loan-to-deposit ratio was 78.6% at December 31, 2010 and 78.5% at the end of 2009.

Time deposits in excess of $100,000 and brokered deposits declined 4.4% to $126.4 million as of December 31, 2010. Included in these large deposits are $33.4 million in brokered certificates of deposit at year-end 2010, compared with $42.4 million at year-end 2009. Management has used brokered deposits as a funding source when rates and terms are more attractive than other funding sources.

The sensitivity of the Bank's deposit rates to changes in market interest rates is reflected in its average interest rate paid on interest-bearing deposits. During 2010, as market interest rates remained unchanged, the Bank's average rate on interest bearing deposits declined from 2.2% in 2009 to 1.7% in 2010, as longer term certificates of deposit matured and repriced at lower rates.

Management, as part of an overall program to emphasize the growth of transaction deposit accounts, continues to promote online banking and an online bill paying program, as well as enhance the telephone-banking product. In addition, continued effort is being placed on deposit promotions, direct-mail campaigns and cross-selling efforts.

Average Daily Amount of Deposits and Rates

The average daily amount of deposits and rates paid on such deposits are summarized for the periods in the following table.

	December 31,					
	2010		2009		2008	
	Amount	Rate	Amount	Rate	Amount	Rate
	(In Thousands of Dollars, Except Percentages)					
Non-Interest Bearing Demand Deposit Accounts	$ 58,503		$ 58,226		$ 62,075	
Interest-Bearing Demand Deposit Accounts	116,020	1.02%	104,988	1.03%	89,926	1.35%
Savings Deposits	50,637	0.69	48,319	0.70	47,409	0.98
Time Deposits	292,237	2.08	287,460	2.84	285,602	4.00
Total	$517,397	1.66%	$498,993	2.17%	$485,012	2.70%

Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 2010 are summarized as follows:

Maturities	Time Certificates of Deposit
3 Months or Less	$ 26,033,747
Over 3 Through 6 Months	26,572,796
Over 6 Through 12 Months	26,124,755
Over 12 Months	47,651,999
Total	$126,383,297

Other Borrowings

Other interest-bearing liabilities consist of federal funds purchased, securities sold under agreements to repurchase, treasury, tax and loan deposits and Federal Home Loan Bank ("FHLB") advances. This category continues to be utilized as an alternative source of funds. During 2010, the average other interest-bearing liabilities represented 10.8% of the average total interest-bearing liabilities, compared to 17.0% in 2009 and 17.8% in 2008. The advances from the FHLB are an alternative to funding sources with similar maturities such as certificates of deposit. These advances generally offer more attractive rates when compared to other mid-term financing options. Average treasury, tax and loan deposits decreased from $452,000 in 2009 to $387,210 in 2010. Securities sold under agreements to repurchase averaged $294,000 in 2009 and $298,290 in 2010. For additional information and discussion of these borrowings, refer to Notes 9 and 10, "Short-Term Borrowings" and "Long-Term Debt," respectively, in the "Notes to Consolidated Financial Statements."

The following table shows information for the last three years regarding the Bank's short- and long-term borrowings consisting of treasury, tax and loan deposits, federal funds purchased, securities sold under agreements to repurchase and other borrowings from the FHLB.

	Short-Term Borrowings Maturity Less Than One Year	Long-Term Borrowings Maturity One Year or Greater
	(In Thousands of Dollars, Except Percentages)	
Year-Ended December 31:		
2010	$ 970	$ 30,000
2009	620	85,000
2008	2,293	90,000
Weighted Average Interest Rate at Year-End:		
2010	0.40%	3.58%
2009	0.37	3.76
2008	0.47	4.07
Maximum Amount Outstanding at Any Month's End:		
2010	$ 1,588	$ 85,000
2009	1,504	100,000
2008	11,015	97,509
Average Amount Outstanding During the Year:		
2010	$ 688	$ 54,877
2009	804	89,671
2008	2,433	88,985
Weighted Average Interest Rate During the Year:		
2010	0.75%	4.50%
2009	0.79	4.03
2008	3.02	4.19

Shareholders' Equity

The Company has always placed great emphasis on maintaining its strong capital base. At December 31, 2010, shareholders' equity totaled $79.8 million, or 12.7% of total assets, compared to 11.8% and 11.8% for year-end 2009 and 2008, respectively. This level of equity should indicate to the Company's shareholders, customers and regulators that Bancshares is financially sound and offers the ability to sustain an appropriate degree of leverage to provide a desirable level of profitability and growth.

Over the last three years, shareholders' equity increased from $79.6 million at the beginning of 2008 to $79.8 million at the end of 2010. This increase is the result of several factors. Despite the reduction in net income over this three-year period, the Company continued its dividend program. Dividends of $2.7 million were paid in 2010. Shareholders' equity also was impacted by the net change in unrealized gain on securities available-for-sale and derivatives, net of tax, which increased shareholders' equity by $1.6 million in 2008 and $1.8 million in 2009, and decreased shareholders' equity by $0.9 million in 2010.

In connection with the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, 6,570 shares were purchased in 2010, 572 shares were purchased in 2009 and 4,155 shares were purchased in 2008. The plan permits non-employee directors to invest their directors' fees and to receive the adjusted value of the deferred amounts in cash and/or shares of Bancshares' common stock. For more information related to this plan, see Note 13, "Long-Term Incentive Compensation Plan," in the "Notes to Consolidated Financial Statements."

Bancshares initiated a share repurchase program in January 2006, under which the Company was authorized to repurchase up to 642,785 shares of common stock before December 31, 2007. In December 2007, 2008, 2009 and 2010, the Board of Directors extended the expiration date of the share repurchase program for an additional year. Currently, the share repurchase program is set to expire on December 31, 2011. During 2008, 62,883 shares were repurchased under this program for $1.1 million. No shares were repurchased in 2009 or 2010.

Total cash dividends declared were $2.7 million, or $0.44 per share, in 2010, compared to $0.60 per share in 2009 and $1.08 per share in 2008. The strong capital position has allowed the Company to continue its dividend program, although at reduced levels, despite reduced earnings over the last two years. The Company's Board of Directors evaluates dividend payments based on our level of earnings and our desire to maintain a strong capital base.

Bancshares is required to comply with capital adequacy standards established by the Federal Reserve and the FDIC. Currently, there are two basic measures of capital adequacy: a risk-based measure and a leverage measure. The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to risk categories, each with a specified risk weight factor. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The banking regulatory agencies also have adopted regulations that supplement the risk-based guidelines to include a minimum leverage ratio of 3% of Tier 1 Capital (as defined below) to total assets, less goodwill (the "leverage ratio"). Depending upon the risk profile of the institution and other factors, the regulatory agencies may require a leverage ratio of 1% or 2% higher than the minimum 3% level.

The minimum standard for the ratio of total capital to risk-weighted assets is 8%. At least 50% of that capital level must consist of common equity, undivided profits and non-cumulative perpetual preferred stock, less goodwill and certain other intangibles ("Tier 1 Capital"). The remainder ("Tier II Capital") may consist of a limited amount of other preferred stock, mandatory convertible securities, subordinated debt and a limited amount of the allowance for loan losses. The sum of Tier 1 Capital and Tier II Capital is "total risk-based capital."

Risk-Based Capital Requirements

	Minimum Regulatory Requirements	Bancshares' Ratio at December 31, 2010
Total Capital to Risk-Adjusted Assets	8.00%	17.24%
Tier I Capital to Risk-Adjusted Assets	4.00%	15.96%
Tier I Leverage Ratio	3.00%	11.34%

The Bank exceeded the ratios required for well-capitalized banks, as defined by federal banking regulators, in addition to meeting the minimum regulatory ratios. To be categorized as well-capitalized, the Bank must maintain Total Qualifying Capital, Tier I Capital and leverage ratios of at least 10%, 6% and 5%, respectively.

Ratio Analysis

The following table presents operating and equity performance ratios for each of the last three years.

	Year-Ended December 31,		
	2010	2009	2008
Return on Average Assets	0.31%	0.70%	0.80%
Return on Average Equity	2.49%	5.90%	6.83%
Cash Dividend Payout Ratio	128.06%	76.12%	121.70%
Average Equity to Average Assets Ratio	12.42%	11.80%	11.77%

Liquidity and Interest Rate Sensitivity Management

The primary functions of asset and liability management are to (1) assure adequate liquidity, (2) maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities, (3) maximize the profit of the Bank and (4) reduce risks to the Bank's capital. Liquidity management involves the ability to meet day-to-day cash flow requirements of the Bank's customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs. Without proper liquidity management, the Bank would not be able to perform a primary function under its role as a financial intermediary and would not be able to meet the needs of the communities that it serves. Interest rate risk management focuses on the maturity structure and repricing characteristics of its assets and liabilities when changes occur in market interest rates. Effective interest rate sensitivity management ensures that both assets and liabilities respond to changes in interest rates within an acceptable time frame, thereby minimizing the effect of such interest rate movements on short- and long term net interest margin and net interest income.

The asset portion of the balance sheet provides liquidity primarily from two sources. These are principal payments and maturities of loans and maturities and principal payments from the investment portfolio. Other short-term investments such as federal funds sold are additional sources of liquidity. Loans maturing or repricing in one year or less amounted to $195.0 million at December 31, 2010.

Investment securities forecasted to mature or reprice over the next twelve months ending December 31, 2011 are estimated to be more than $8.5 million, or about 6.2%, of the investment portfolio as of December 31, 2010. For comparison, principal payments on investment securities totaled $56.9 million in 2010.

Although the majority of the securities portfolio has legal final maturities longer than 10 years, a substantial percentage of the portfolio provides monthly principal and interest payments and consists of securities that are readily marketable and easily convertible into cash on short notice. As of December 31, 2010, the bond portfolio had an expected average maturity of 4.2 years, and approximately 69.9% of the $137.1 million in bonds was expected to be repaid within 5 years. However, management does not rely solely upon the investment portfolio to generate cash flows to fund loans, capital expenditures, dividends, debt repayment and other cash requirements. Instead, these activities are funded by cash flows from loan payments, as well as increases in deposits and short-term borrowings.

The liability portion of the balance sheet provides liquidity through interest-bearing and non-interest- bearing deposit accounts. Federal funds purchased, FHLB advances, securities sold under agreements to repurchase and short-term and long-term borrowings are additional sources of liquidity. Liquidity management involves the continual monitoring of the sources and uses of funds to maintain an acceptable cash position. Long-term liquidity management focuses on considerations related to the total balance sheet structure.

The Bank, at December 31, 2010, had long-term debt and short-term borrowings that, on average, represented 8.3% of total liabilities and equity, compared to 13.2% at year-end 2009.

The Bank currently has up to $157.7 million in additional borrowing capacity from the FHLB and $7.8 million in established federal funds lines.

Interest rate sensitivity is a function of the repricing characteristics of all of the Bank's assets and liabilities. These repricing characteristics are the time frames during which the interest-bearing assets and liabilities are subject to changes in interest rates, either at replacement or maturity, during the life of the instruments. Measuring interest rate sensitivity is a function of the differences in the volume of assets and the volume of liabilities that are subject to repricing in future time periods. These differences are known as interest sensitivity gaps and are usually calculated for segments of time and on a cumulative basis.

Measuring Interest Rate Sensitivity: Gap analysis is a technique used to measure interest rate sensitivity at a particular point in time, an example of which is presented below. Assets and liabilities are placed in gap intervals based on their repricing dates. Assets and liabilities for which no specific repricing dates exist are placed in gap intervals based on management's judgment concerning their most likely repricing behaviors.

A net gap for each time period is calculated by subtracting the liabilities repricing in that interval from the assets repricing. A positive gap – more assets repricing than liabilities – will benefit net interest income if rates are rising and will detract from net interest income in a falling rate environment. Conversely, a negative gap – more liabilities repricing than assets – will benefit net interest income in a declining interest rate environment and will detract from net interest income in a rising interest rate environment.

Gap analysis is the simplest representation of the Bank's interest rate sensitivity. However, it cannot reveal the impact of factors such as administered rates, pricing strategies on consumer and business deposits, changes in balance sheet mix or the effect of various options embedded in balance sheet instruments, such as refinancing rates within the loan and bond portfolios.

The accompanying table shows the Bank's interest rate sensitivity position at December 31, 2010, as measured by gap analysis. Over the next 12 months, approximately $22.8 million more interest-bearing liabilities than interest-earning assets can be repriced to current market rates at least once. This analysis indicates that the Bank has a negative gap within the next 12-month range.

Simple Gap analysis is no longer considered to be as accurate a tool for measuring interest rate risk as pro forma income simulation because it does not make an allowance for how much an item reprices as interest rates change, only that it is possible that the item could reprice. Accordingly, the Bank does not rely on Gap analysis but instead measures changes in net interest income and net interest margin through income simulation over +/-1%, 2% and 3% interest rate shocks. Our estimates have consistently shown that the Bank has very limited, if any, net interest margin and net interest income risk to rising interest rates.

Maturity and Repricing Report

	December 31, 2010 (In Thousands of Dollars, Except Percentages)						
	0-3 Months	4-12 Months	Total 1 Year or Less	1-5 Years	Over 5 Years	Non-Rate Sensitive	Total
Earning Assets:							
Loans (Net of Unearned Income)	$115,959	$ 79,047	$195,006	$158,183	$ 55,225	$ —	$408,414
Investment Securities	7,197	1,491	8,688	11,476	116,923	—	137,087
Federal Home Loan Bank Stock	5,093	—	5,093	—	—	—	5,093
Interest-Bearing Deposits in Other Banks	3,201	—	3,201	—	—	—	3,201
Total Earning Assets	$131,450	$ 80,538	$211,988	$169,659	$172,148	$ —	$553,795
Percent of Total Earning Assets	23.7%	14.6%	38.3%	30.6%	31.1%	0.0%	100.0%
Interest-Bearing Liabilities:							
Interest-Bearing Deposits and Liabilities							
Demand Deposits	$ 23,307	$ —	$ 23,307	$ 93,226	$ —	$ —	$116,533
Savings Deposits	9,978	—	9,978	39,913	—	—	49,891
Time Deposits	66,034	134,494	200,528	82,086	—	—	282,614
Borrowings	970	—	970	30,000	—	—	30,970
Non-Interest-Bearing Liabilities:							
Demand Deposits	$ —	$ —	$ —	$ —	$ —	$ 54,492	$ 54,492
Total Funding Sources	$100,289	$134,494	$234,783	$245,225	$ —	$ 54,492	$534,500
Percent of Total Funding Sources	18.8%	25.1%	43.9%	45.9%	0.0%	10.2%	100.0%
Interest-Sensitivity Gap (Balance Sheet)	$ 31,161	$(53,956)	$(22,795)	$(75,566)	$172,148	$(54,492)	$ 19,295
Derivative Instruments	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest-Sensitivity Gap	$ 31,161	$(53,956)	$(22,795)	$(75,566)	$172,148	$(54,492)	$ 19,295
Cumulative Interest-Sensitivity Gap	$ 31,161	$(22,795)	N/A	$(98,361)	$ 73,787	$ 19,295	$ 38,590

	0-3 Months	4-12 Months	Total 1 Year or Less	1-5 Years	Over 5 Years Non-Rate Sensitive	Total
Ratio of Earning Assets to Funding Sources and Derivative Instruments	1.31%	0.60%	0.90%	0.69%	3.16%	1.00%
Cumulative Ratio	1.31%	0.90%	N/A	0.80%	1.04%	1.04%

Assessing Short-Term Interest Rate Risk – Net Interest Margin Simulation

On a monthly basis, the Bank simulates how changes in short- and long-term interest rates will impact future profitability, as reflected by changes in the Bank's net interest margin. The tables below depict how, as of December 31, 2010, pre-tax net interest margins and pre-tax net income are forecast to change over time frames of six months, one year, two years and five years under the four listed interest rate scenarios. The interest rate scenarios are immediate and parallel shifts in short- and long-term interest rates.

Average Change in Net Interest Margin from Level Interest Rate Forecast (basis points, pre-tax):

	6 Months	1 Year	2 Years	5 Years
+1%	11	11	11	14
+2%	20	18	17	24
-1%	-1	1	2	3
-2%	-3	-3	-4	-6

Change in Net Interest Income from Level Interest Rate Forecast (dollars, pre-tax):

	6 Months	1 Year	2 Years	5 Years
+1%	$360,277	$ 680,794	$1,323,143	$ 4,529,285
+2%	$630,957	$1,150,708	$2,139,472	$ 7,602,435
-1%	$(23,529)	$ 62,879	$ 295,973	$ 1,004,935
-2%	$(91,111)	$ (172,900)	$ (465,753)	$(1,975,001)

Assessing Long-Term Interest Rate Risk – Market Value of Equity and Estimating Modified Durations for Assets and Liabilities

On a monthly basis, the Bank calculates how changes in interest rates would impact the market value of its assets and liabilities, as well as changes in long-term profitability. The process is similar to assessing short-term risk but emphasizes and is measured over a five-year time period, which allows for a more comprehensive assessment of longer-term repricing and cash flow imbalances that may not be captured by short-term net interest margin simulation. The results of these calculations are representative of long-term interest rate risk, both in terms of changes in the present value of the Bank's assets and liabilities, as well as long-term changes in core profitability.

Market Value of Equity and Estimated Modified Duration of Assets, Liabilities and Equity Capital

	+1%	+2%	-1%	-2%
Asset Modified Duration	2.53%	2.39%	3.42%	3.49%
Liability Modified Duration	3.13%	2.87%	3.15%	3.64%
Modified Duration Mismatch	-0.60%	-0.48%	0.27%	-0.15%
Estimated Change in Market Value of Equity (Pre-Tax)	$3,793,482	$6,101,470	$1,700,683	$(1,947,074)
Change in Market Value of Equity / Equity Capital (Pre-Tax)	4.60%	7.39%	2.06%	-2.36%

Contractual Obligations

The Company has contractual obligations to make future payments on debt and lease agreements. Long-term debt is reflected on the consolidated statements of condition, whereas operating lease obligations for office space and equipment are not recorded on the Consolidated Statements of Condition. The Company and its subsidiaries have not entered into any unconditional purchase obligations or other long-term obligations, other than as included in the following table. These types of obligations are more fully discussed in Note 10, "Long-Term Debt," and Note 17, "Operating Leases," of the "Notes to Consolidated Financial Statements."

Many of the Bank's lending relationships, including those with commercial and consumer customers, contain both funded and unfunded elements. The unfunded component of these commitments is not recorded in the Consolidated Statements of Financial Condition. These commitments are more fully discussed in Note 18, "Guarantees, Commitments and Contingencies," of the "Notes to Consolidated Financial Statements."

The following table summarizes the Company's contractual obligations as of December 31, 2010.

	Payment Due by Period				
	(In Thousands of Dollars)				
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
Time Deposits	$282,614	$200,529	$61,634	$20,451	$ —
Long-Term Debt*	30,000	—	30,000	—	—
Commitments to Extend Credit	36,560	31,587	—	—	4,973
Operating Leases	1,180	301	517	283	79
Standby Letters of Credit	1,127	627	500	—	—
Total	$351,481	$233,044	$92,651	$20,734	$5,052

* Long-term debt consists of FHLB fixed-rate advances totaling $30.0 million.

Off-Balance Sheet Obligations

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are considered material, other than "Operating Leases," included in Note 17, "Guarantees, Commitments and Contingencies," included in Note 18, and "Derivative Financial Instruments," included in Note 19 of the "Notes to Consolidated Financial Statements."

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment and those criteria, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2010.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010, has been audited by Carr, Riggs & Ingram, LLC, an independent registered public accounting firm, as stated in their report herein – "Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting."

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
United Security Bancshares, Inc.

We have audited the accompanying consolidated statements of condition of United Security Bancshares, Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, comprehensive income, and cash flows for each of the three years in the three-year period ended December 31, 2010. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the three-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2011, expressed an unqualified opinion.

Carr, Riggs & Ingram, L.L.C.

Carr, Riggs & Ingram, LLC

Dothan, Alabama
March 14, 2011

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Shareholders
United Security Bancshares, Inc.

We have audited the internal control over financial reporting of United Security Bancshares, Inc. and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that *(1)* pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; *(2)* provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and *(3)* provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition and the related consolidated statements of income, shareholders' equity, comprehensive income, and cash flows of the Company and our report dated March 14, 2011 expressed an unqualified opinion.

Carr, Riggs & Ingram, L.L.C.

Carr, Riggs & Ingram, LLC

Dothan, Alabama
March 14, 2011

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONDITION

DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
CASH AND DUE FROM BANKS	$ 10,330,074	$ 12,323,584
INTEREST-BEARING DEPOSITS IN OTHER BANKS	3,201,336	125,779
Total cash and cash equivalents	13,531,410	12,449,363
FEDERAL FUNDS SOLD	—	4,545,000
INVESTMENT SECURITIES AVAILABLE-FOR-SALE, at fair market value	135,877,221	194,753,439
INVESTMENT SECURITIES HELD TO MATURITY, at cost	1,210,000	1,250,000
FEDERAL HOME LOAN BANK STOCK, at cost	5,093,000	5,700,400
LOANS, net of allowance for loan losses of $12,463,029 and $10,003,645, respectively	395,950,879	402,504,028
PREMISES AND EQUIPMENT, net of accumulated depreciation of $19,372,174 and $18,415,538, respectively	16,608,912	17,252,556
CASH SURRENDER VALUE OF BANK-OWNED LIFE INSURANCE	12,498,892	12,037,062
ACCRUED INTEREST RECEIVABLE	5,110,400	5,095,378
GOODWILL	4,097,773	4,097,773
INVESTMENT IN LIMITED PARTNERSHIPS	1,766,079	1,925,487
OTHER REAL ESTATE OWNED	25,631,539	21,438,827
OTHER ASSETS	9,616,401	8,704,418
TOTAL ASSETS	$626,992,506	$691,753,731
LIABILITIES AND SHAREHOLDERS' EQUITY		
DEPOSITS:		
Demand, non-interest-bearing	$ 54,491,996	$ 56,118,969
Demand, interest-bearing	116,532,466	115,748,530
Savings	49,891,204	48,610,300
Time, $100,000 and over	126,383,297	132,224,667
Other time	156,230,932	160,350,976
Total deposits	503,529,895	513,053,442
ACCRUED INTEREST EXPENSE	2,235,389	2,476,950
OTHER LIABILITIES	10,481,143	9,139,703
SHORT-TERM BORROWINGS	970,433	619,697
LONG-TERM DEBT	30,000,000	85,000,000
TOTAL LIABILITIES	547,216,860	610,289,792
COMMITMENTS AND CONTINGENCIES (SEE NOTE 18)		
SHAREHOLDERS' EQUITY:		
Common stock, par value $.01 per share; 10,000,000 shares authorized; 7,317,560 shares issued; 6,011,012 shares and 6,017,582 shares outstanding for 2010 and 2009, respectively	73,175	73,175
Surplus	9,233,279	9,233,279
Accumulated other comprehensive income, net of tax	3,411,504	4,315,315
Retained earnings	89,660,883	90,242,445
Treasury stock, 1,306,548 and 1,299,978 shares at cost for 2010 and 2009, respectively	(21,205,052)	(21,127,426)
Noncontrolling interest	(1,398,143)	(1,272,849)
TOTAL SHAREHOLDERS' EQUITY	79,775,646	81,463,939
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$626,992,506	$691,753,731

The accompanying notes are an integral part of these consolidated statements.

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	2010	2009	2008
INTEREST INCOME:			
Interest and fees on loans	$38,085,738	$38,794,854	$43,281,449
Interest on investment securities:			
Taxable	5,796,245	7,912,544	7,700,905
Tax-exempt	883,398	700,155	595,293
Other interest and dividends	62,374	66,104	538,494
Total interest income	44,827,755	47,473,657	52,116,141
INTEREST EXPENSE:			
Interest on deposits	7,600,004	9,581,042	13,107,280
Interest on short-term borrowings	5,139	6,372	73,367
Interest on long-term debt	2,467,519	3,612,246	3,731,843
Total interest expense	10,072,662	13,199,660	16,912,490
NET INTEREST INCOME	34,755,093	34,273,997	35,203,651
PROVISION FOR LOAN LOSSES	10,657,640	9,100,925	8,900,588
Net interest income after provision for loan losses	24,097,453	25,173,072	26,303,063
NON-INTEREST INCOME:			
Service and other charges on deposit accounts	3,061,114	2,870,510	3,285,419
Credit life insurance income	939,464	996,715	1,020,412
Investment securities gains, net	256,635	54,076	18,703
Other income	5,908,837	4,508,424	1,934,692
Total non-interest income	10,166,050	8,429,725	6,259,226
NON-INTEREST EXPENSE:			
Salaries and employee benefits	13,765,585	13,593,923	12,976,106
Occupancy expense	1,859,674	1,901,063	1,837,522
Furniture and equipment expense	1,259,852	1,274,231	1,404,923
Impairment on other real estate	3,537,982	636,758	104,418
Loss (gain) on sale of other real estate	1,675,074	634,952	(203,968)
Other expense	10,024,249	9,409,587	9,134,882
Total non-interest expense	32,122,416	27,450,514	25,253,883
INCOME BEFORE INCOME TAXES	2,141,087	6,152,283	7,308,406
PROVISION FOR INCOME TAXES	193,955	1,561,911	2,123,352
NET INCOME	$ 1,947,132	$ 4,590,372	$ 5,185,054
Less: Net Loss Attributable to Noncontrolling Interest	(125,294)	(163,858)	(184,457)
NET INCOME ATTRIBUTABLE TO USBI	$ 2,072,426	$ 4,754,230	$ 5,369,511
BASIC AND DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	6,013,944	6,017,740	6,039,309
BASIC AND DILUTED NET INCOME ATTRIBUTABLE TO USBI PER SHARE	$ 0.34	$ 0.79	$ 0.89
DIVIDENDS PER SHARE	$ 0.44	$ 0.60	$ 1.08

The accompanying notes are an integral part of these consolidated statements.

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	Common Stock	Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock, at Cost	Noncontrolling Interest	Total Shareholders' Equity
BALANCE, December 31, 2007	$73,175	$9,233,279	$ 875,257	$90,272,489	$(19,961,060)	$ (924,534)	$79,568,606
Net income attributable to USBI	—	—	—	5,369,511	—	—	5,369,511
Other comprehensive income	—	—	1,600,954	—	—	—	1,600,954
Dividends paid	—	—	—	(6,534,710)	—	—	(6,534,710)
Purchase of treasury stock (67,038 shares)	—	—	—	—	(1,155,853)	—	(1,155,853)
Net loss attributable to noncontrolling interest	—	—	—	—	—	(184,457)	(184,457)
BALANCE, December 31, 2008	73,175	9,233,279	2,476,211	89,107,290	(21,116,913)	(1,108,991)	78,664,051
Net income attributable to USBI	—	—	—	4,754,230	—	—	4,754,230
Other comprehensive income	—	—	1,839,104	—	—	—	1,839,104
Dividends paid	—	—	—	(3,619,075)	—	—	(3,619,075)
Purchase of treasury stock (572 shares)	—	—	—	—	(10,513)	—	(10,513)
Net loss attributable to noncontrolling interest	—	—	—	—	—	(163,858)	(163,858)
BALANCE, December 31, 2009	73,175	9,233,279	4,315,315	90,242,445	(21,127,426)	(1,272,849)	$81,463,939
Net income attributable to USBI	—	—	—	2,072,426	—	—	2,072,426
Other comprehensive loss	—	—	(903,811)	—	—	—	(903,811)
Dividends paid	—	—	—	(2,653,988)	—	—	(2,653,988)
Purchase of treasury stock (6,570 shares)	—	—	—	—	(77,626)	—	(77,626)
Net loss attributable to noncontrolling interest	—	—	—	—	—	(125,294)	(125,294)
BALANCE, December 31, 2010	$73,175	$9,233,279	$3,411,504	$89,660,883	$(21,205,052)	$(1,398,143)	$79,775,646

The accompanying notes are an integral part of these consolidated statements.

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	2010	2009	2008
Net income attributable to USBI	$2,072,426	$4,754,230	$5,369,511
Other comprehensive income:			
Reclassification adjustment for net gains realized on derivatives in net income, net of taxes of $0, $0 and $4,654, respectively	—	—	(7,757)
Change in unrealized holding (losses) gains on available-for-sale securities arising during period, net of (tax) benefits of ($446,049), $1,122,681 and $972,240, respectively	(743,414)	1,871,136	1,620,400
Reclassification adjustment for net gains realized on available-for-sale securities realized in net income, net of tax of ($96,238), ($19,219) and ($7,014), respectively	(160,397)	(32,032)	(11,689)
Other comprehensive income (loss)	(903,811)	1,839,104	1,600,954
Comprehensive income attributable to USBI	$1,168,615	$6,593,334	$6,970,465
Net loss attributable to noncontrolling interest	(125,294)	(163,858)	(184,457)
Total comprehensive income	$1,043,321	$6,429,476	$6,786,008

The accompanying notes are an integral part of these consolidated statements.

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 1,947,132	$ 4,590,372	$ 5,185,054
Less net loss attributable to noncontrolling interest	(125,294)	(163,858)	(184,457)
Net income attributable to USBI	2,072,426	4,754,230	5,369,511
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	756,142	874,241	950,092
Provision for loan losses	10,657,640	9,100,925	8,900,588
Deferred income tax (benefit) expense	(1,956,899)	(524,748)	104,213
Net change in trading assets	—	2,825	—
Gain on sale of securities, net	(256,635)	(54,076)	(18,703)
Loss (gain) on sale of fixed assets, net	236,697	—	(13,750)
Loss (gain) on sale of OREO	1,675,074	634,952	(203,968)
Impairment of OREO	3,537,982	636,757	104,418
Amortization (accretion) of premium and discounts, net	749,419	98,662	(220,131)
Changes in assets and liabilities:			
(Increase) decrease in accrued interest receivable	(15,022)	(251,867)	1,297,902
Increase in other assets	(2,677,079)	(10,805,771)	(7,991,864)
Decrease in accrued interest expense	(241,562)	(925,507)	(533,364)
Increase (decrease) in other liabilities	1,883,726	(489,233)	(582,517)
Net cash (used in) provided by operating activities	16,421,909	3,051,390	7,162,427
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of investment securities available-for-sale	(29,437,836)	(81,238,605)	(99,248,163)
Purchase of investment securities held-to-maturity	—	(1,250,000)	—
Purchase of Federal Home Loan Bank stock	—	(464,500)	(477,900)
Proceeds from sales of investment securities available-for-sale	14,015,103	4,103,855	13,136,711
Proceeds from maturities and prepayments of securities available-for-sale	72,360,070	69,489,743	49,242,370
Proceeds from sales of investment securities, held-to-maturity	40,000	—	—
Purchase of cash surrender value life insurance	—	101,300	(350,000)
Proceeds from redemption of Federal Home Loan Bank stock	607,400	200	337,500
Proceeds from the sale of other real estate	6,902,153	3,885,504	2,658,355
Net change in loan portfolio	(17,118,134)	(12,122,111)	19,204,424
Net decrease (increase) in federal funds sold	4,545,000	(3,440,000)	(1,105,000)
Purchase of premises and equipment, net	(349,195)	(672,711)	(299,092)
Net cash provided by (used in) investing activities	51,564,561	(21,607,325)	(16,900,795)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net (decrease) increase in customer deposits	(9,523,546)	27,936,609	6,562,626
Net increase (decrease) in short-term borrowings	350,736	(1,673,777)	(8,918,475)
Proceeds from FHLB advances and other borrowings	—	10,000,000	20,000,000
Repayment of FHLB advances and other borrowings	(55,000,000)	(15,000,000)	(7,517,544)
Dividends paid	(2,653,988)	(3,619,075)	(6,534,710)
Purchase of treasury stock	(77,626)	(10,513)	(1,155,853)
Net cash (used in) provided by financing activities	(66,904,424)	17,633,244	2,436,044
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,082,046	(922,691)	(7,302,324)
CASH AND CASH EQUIVALENTS, beginning of year	12,449,364	13,372,055	20,674,379
CASH AND CASH EQUIVALENTS, end of year	$ 13,531,410	$ 12,449,364	$ 13,372,055

The accompanying notes are an integral part of these consolidated statements.

1. DESCRIPTION OF BUSINESS

United Security Bancshares, Inc. ("Bancshares," "USBI" or the "Company") and its wholly-owned subsidiary, First United Security Bank (the "Bank" or "FUSB"), provide commercial banking services to customers through nineteen banking offices located in Brent, Bucksville, Butler, Calera, Centreville, Coffeeville, Columbiana, Fulton, Gilbertown, Grove Hill, Harpersville, Jackson, Thomasville, Tuscaloosa and Woodstock, Alabama.

The Bank owns all of the stock of Acceptance Loan Company, Inc. ("ALC"), an Alabama corporation. ALC is a finance company organized for the purpose of making consumer loans and purchasing consumer loans from vendors. ALC has offices located within the communities served by the Bank, as well as offices outside the Bank's market area in Alabama and Southeast Mississippi. The Bank also owns all of the stock of FUSB Reinsurance, Inc. ("FUSB Reinsurance"), an Arizona corporation. FUSB Reinsurance is an insurance company that was created to underwrite credit life and accidental death insurance related to loans written by the Bank and ALC. The Bank also invests in limited partnerships that operate qualified affordable housing projects to receive tax benefits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. The Company considers a voting interest entity to be a subsidiary and consolidates the entity if the Company has a controlling financial interest in the entity. Variable Interest Entities ("VIEs") are consolidated if the Company has the power to direct the significant economic activities of the VIE. Unconsolidated investments held by the VIE are accounted for using the cost method. See Note 7, "Investment in Limited Partnerships," for further discussion of VIEs.

Accounting Standards Codification

The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") represents FASB's officially recognized source of authoritative U.S. generally accepted accounting principles ("GAAP") applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants ("AICPA"), Emerging Issues Task Force ("EITF") and related literature. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way that companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content. The FASB uses Accounting Standards Updates ("ASUs") to amend the ASC. The Company may refer to ASCs and ASUs throughout our interim and annual reports where deemed relevant and make general reference to pre-codification standards.

Use of Estimates

The accounting principles and reporting policies of the Company, and the methods of applying these principles, conform with GAAP and with general practices within the financial services industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated statements of condition and revenues and expenses for the period included in the consolidated statements of income and of cash flows. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, deferred taxes, goodwill, derivatives and liabilities for supplemental compensation benefits. In connection with the determination of the allowances for loan losses and real estate owned, in some cases, management obtains independent appraisals for significant properties, evaluates the overall portfolio characteristics and delinquencies and monitors economic conditions.

A substantial portion of the Company's loans is secured by real estate in its primary market area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a portion of the carrying amount of foreclosed real estate are susceptible to changes in economic conditions in the Company's primary market.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand , instruments with an original maturity of less that 90 days from issuance and amounts due from banks.

The Company is required to maintain clearing balances at the Federal Reserve Bank. The average amount of this clearing balance was $25,000 for December 31, 2010 and 2009.

Supplemental disclosures of cash flow information and non-cash transactions related to cash flows for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Cash paid during the period for:			
Interest	$10,314,224	$14,125,167	$17,445,855
Income taxes	1,314,279	2,656,899	754,665
Non-Cash Transactions:			
Other Real Estate Acquired in Settlement of Loans	13,013,644	7,792,673	10,118,121

Revenue Recognition

The main source of revenue for the Company is interest revenue, which is recognized on an accrual basis calculated by non-discretionary formulas based on written contracts, such as loan agreements or securities contracts. Loan origination fees are amortized into interest income over the term of the loan. Other types of non-interest revenue such as service charges on deposits are accrued and recognized into income as services are provided and the amount of fees earned is reasonably determinable.

Reinsurance Activities

The Company assumes insurance risk related to credit life and credit accident and health insurance written by a non-affiliated insurance company for its customers that choose such coverage through a quota share reinsurance agreement. Assumed premiums on credit life are deferred and earned over the period of insurance coverage using a pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines. Assumed premiums for accident and health policies are earned on an average of the pro-rata and the effective yield method.

Other liabilities include reserves for incurred but unpaid credit insurance claims for policies assumed under the quota share reinsurance agreement. These insurance liabilities are established based on acceptable actuarial methods. Such liabilities are necessarily based on estimates, and, while management believes that the amount is adequate, the ultimate liability may be in excess of or less than the amounts provided. The methods for making such estimates and for establishing the resulting liabilities are continually reviewed, and any adjustments are reflected in earnings currently.

Investment Securities

Securities may be held in three portfolios: trading account securities, held-to-maturity securities and securities available-for-sale. Trading account securities are carried at market value, with unrealized gains and losses included in earnings. The Company held no securities in its trading account at December 31, 2010 or 2009. Investment securities held-to-maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts. With regard to investment securities held-to-maturity, management has the intent and the Bank has the ability to hold such securities until maturity. Investment securities available-for-sale are carried at market value, with any unrealized gains or losses excluded from earnings and reflected, net of tax, as a separate component of shareholders' equity in accumulated other comprehensive income. Investment securities available-for-sale are so classified because management may decide to sell certain securities prior to maturity for liquidity, tax planning or other valid business purposes. When the fair value of a security falls below carrying value, an evaluation must be made to determine if the unrealized loss is a temporary or other-than-temporary impairment. Impaired securities that are not deemed to be temporarily impaired are written down by a charge to earnings to the extent that the impairment is related to credit losses. The amount of impairment related to other factors is recognized in other comprehensive income. The Company uses a systematic methodology to evaluate potential impairment of its investments that considers, among other things, the magnitude and duration of the decline in fair value, the financial health of and business outlook of the issuer and the Company's ability and intent to hold the investment until such time as the security recovers its fair value.

Interest earned on investment securities available-for-sale is included in interest income. Amortization of premiums and discounts on investment securities is determined by the interest method and included in interest income. Gains and losses on the sale of investment securities available-for-sale, computed principally on the specific identification method, are shown separately in non-interest income.

Derivatives and Hedging Activities

As part of the Company's overall interest rate risk management, the Company has used derivative instruments, which can include interest rate swaps, caps and floors. ASC Topic 815 *Derivatives and Hedging*, requires all derivative instruments to be carried at fair value on the statement of condition. ASC Topic 815 provides special accounting provisions for derivative instruments that qualify for hedge accounting. To be eligible, the Company must specifically identify a derivative as a hedging instrument and identify the risk being hedged. The derivative instrument must be shown to meet specific requirements under ASC Topic 815.

The Company designates the derivative on the date on which the derivative contract is entered into as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value hedge") or (2) a hedge of a forecasted transaction of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash-flow hedge"). Changes in the fair value of a derivative that is highly effective as and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current-period earnings. The effective portion of the changes in the fair value of a derivative that is as highly effective as and that is designated and qualifies as a cash-flow hedge is recorded in other comprehensive income until earnings are affected by the variability of cash flows (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). The remaining gain or loss on the derivative, if any, in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in earnings.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value hedges or cash-flow hedges to specific assets and liabilities on the statement of condition or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis (if the hedge does not qualify for short-cut accounting), whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, as discussed below. The Company discontinues hedge accounting prospectively when: (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated or exercised; (3) the derivative is redesignated as a hedge instrument because it is unlikely that a forecasted transaction will occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, hedge accounting is discontinued prospectively, and the derivative will continue to be carried on the statement of condition at its fair value with all changes in fair value being recorded in earnings, but with no offsetting amount being recorded on the hedged item or in other comprehensive income for cash-flow hedges.

The Company held no derivative instruments as of December 31, 2010 or 2009.

Loans and Interest Income

Loans are reported at principal amounts outstanding, adjusted for unearned income, deferred loan origination fees and costs, purchase premiums and discounts, write-downs and the allowance for loan losses. Loan origination fees, net of certain deferred origination costs, and purchase premiums and discounts are recognized as an adjustment to yield of the related loans, on an effective yield basis.

Interest on all loans is accrued and credited to income based on the principal amount outstanding.

The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed against current income unless the collateral for the loan is sufficient to cover the accrued interest. Interest received on non-accrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. The policy for interest recognition on impaired loans that are deemed nonaccrual is consistent with the nonaccrual interest recognition policy. Generally, loans are restored to accrual status when the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is determined based on various components for individually impaired loans and for homogeneous pools of loans. The allowance for loan losses is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. The allowance for loan losses is maintained at a level, that, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, and changes in its risk profile, credit concentrations, historical trends and economic conditions. This evaluation also considers the balance of impaired loans. Losses on individually identified impaired loans are measured based on the present value of expected future cash flows discounted at each loan's original effective market interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through the provision added to the allowance for loan losses. One-to-four family residential mortgages and consumer installment loans are subjected to a collective evaluation for impairment, considering delinquency and repossession statistics, loss experience and other factors. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from their estimates. However, estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings during periods in which they become known.

Long-Lived Assets

The Company adopted ASC Topic 350 *Goodwill and Other Intangible Assets*, which addresses how intangible assets that are acquired individually or with a group of assets should be accounted for in financial statements upon their acquisition. The literature also requires companies to no longer amortize goodwill and intangible assets with indefinite useful lives but instead test annually for impairment. The Company had, upon adoption of this statement, $4.1 million in unamortized goodwill and, in accordance with this statement, performed a transition impairment test and an annual impairment analysis and concluded that no impairment charge was needed.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization computed principally by the straight-line method over the estimated useful lives of the assets or the expected lease terms for leasehold improvements, whichever is shorter. Useful lives for all premises and equipment range between three and thirty years.

Other Real Estate

Other real estate consists of properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. These properties are carried at the lower of cost or fair market value based on appraised value, less estimated selling costs. Losses arising from the acquisition of properties are charged against the allowance for loan losses. Other real estate aggregated amounted to $25,631,539, $21,438,827 and $18,130,956 at December 31, 2010, 2009 and 2008, respectively. Transfers from loans to other real estate amounted to $13,013,644 in 2010 and $7,792,673 in 2009. Transfers from other real estate to loans amounted to $106,182 in 2010 and $442,468 in 2009. Other real estate sold in 2010 amounted to $5,227,080 and $3,885,504 in 2009.

Income Taxes

The Company accounts for income taxes on the accrual basis through the use of the asset and liability method. Under the asset and liability method, deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates would be recognized in income in the period that includes the enactment date.

In accordance with ASC Topic 740, a tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

Treasury Stock

Treasury stock purchases and sales are accounted for using the cost method.

Advertising Costs

Advertising costs for promoting the Company are expensed as incurred.

Reclassification

Certain amounts in the 2008 and 2009 consolidated financial statements have been reclassified to conform to the 2010 presentation.

Subsequent Events

In accordance with the provisions of ASC 855, we have evaluated subsequent events through the filing date of the consolidated financial statements. No subsequent events requiring recognition were identified, and, therefore, none were incorporated into the consolidated financial statements presented herein.

Net Income Attributable to USBI Per Share

Basic net income attributable to USBI per share is computed by dividing net income attributable to USBI by the weighted average shares outstanding during the period. Diluted net income attributable to USBI per share is computed based on the weighted average shares outstanding during the period plus the dilutive effect of all potentially dilutive instruments outstanding. There were no outstanding potentially dilutive instruments during the periods ended December 31, 2010, 2009 or 2008, and, therefore, basic and diluted weighted average shares outstanding were the same.

The following table represents the basic and diluted net income attributable to USBI per share calculations for the years ended December 31, 2010, 2009 and 2008.

For the Years Ended:	Net Income Attributable to USBI	Weighted Average Shares Outstanding	Basic and Diluted Net Income Attributable to USBI Per Share
December 31, 2010	$2,072,426	6,013,944	$0.34
December 31, 2009	$4,754,230	6,017,740	$0.79
December 31, 2008	$5,369,511	6,039,309	$0.89

Recent Accounting Pronouncements

ASC Topic 860 *Transfers and Servicing* amended previous guidance on accounting for transfers of financial assets. The amended guidance eliminates the concept of qualifying special-purpose entities and requires that these entities be evaluated for consolidation under applicable accounting guidance, and it also removes the exception that permitted sale accounting for certain mortgage securitizations when control over the transferred assets had not been surrendered. Based on this new standard, many types of transferred financial assets that would previously have been derecognized will now remain on the transferor's financial statements. The guidance also requires enhanced disclosures about transfers of financial assets and the transferor's continuing involvement with those assets and related risk exposure. The new standard became effective for the Company on January 1, 2010 and did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

ASC Topic 810 *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities* was issued in June 2009 and amended then-existing guidance on accounting for VIEs. This guidance replaces the quantitative-based risks and rewards calculation for determining which enterprise might have a controlling financial interest in a VIE. The new, more qualitative evaluation focuses on who has the power to direct the significant economic activities of the VIE and also has the obligation to absorb losses or rights to receive benefits from the VIE. It also requires an ongoing reassessment of whether an enterprise is the primary beneficiary of a VIE and calls for certain expanded disclosures about an enterprise's involvement with variable interest entities. The new guidance became effective for the Company on January 1, 2010 and did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

ASC Topic 820-10 *Fair Value Measurements and Disclosures* – In January 2010, the FASB issued an update (ASU No. 2010-06, *Improving Disclosures about Fair Value Measurements*) impacting ASC 820-10 *Fair Value Measurements and Disclosures*. The amendments in this update require new disclosures about significant transfers in and out of Level 1 and Level 2 fair value measurements. The amendments also require a reporting entity to provide information about activity for purchases, sales, issuances and settlements in Level 3 fair value measurements and to clarify disclosures about the level of disaggregation and disclosures about inputs and valuation techniques. This update became effective for the Company for interim and annual reporting periods beginning after December 15, 2009 and did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In April 2010, the FASB issued ASU No. 2010-18, *Receivables (Topic 310): Effect of a Loan Modification When the Loan Is Part of a Pool That is Accounted for as a Single Asset*, which clarifies the accounting for acquired loans that have evidence of a deterioration in credit quality since origination (referred to as "Subtopic 310-30 Loans"). Under this ASU, an entity may not apply troubled debt restructuring ("TDR") accounting guidance to individual Subtopic 310-30 Loans that are part of a pool, even if the modification of those loans would otherwise be considered a troubled debt restructuring. Once a pool is established, individual loans should not be removed from the pool unless the entity sells, forecloses or writes off the loan. Entities would continue to consider whether the pool of loans is impaired if expected cash flows for the pool change. Subtopic 310-30 Loans that are accounted for individually would continue to be subject to TDR accounting guidance. A one-time election to terminate accounting for loans as a pool, which may be made on a pool-by-pool basis, is provided upon adoption of the ASU. This ASU became effective for the Company for interim and annual reporting periods beginning September 30, 2010 and did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

On July 21, 2010, the FASB issued ASU No. 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*, which requires significant new disclosures about the allowance for credit losses and the credit quality of financing receivables. The requirements are intended to enhance transparency regarding credit losses and the credit quality of loan and lease receivables. Under this statement, allowance for credit losses and fair value are to be disclosed by portfolio segment, while credit quality information, impaired financing receivables and nonaccrual status are to be presented by class of financing receivable. Disclosure of the nature and extent, financial impact and segment information of troubled debt restructurings will also be required. The disclosures are to be presented at the level of disaggregation that management uses when assessing and monitoring the portfolio's risk and performance. This ASU became effective for the Company for interim and annual reporting periods beginning after December 15, 2010 and did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Accounting Standards Not Yet Adopted

Intangibles – Goodwill and Other Topics

In December 2010, the FASB issued ASU No. 2010-28, *When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts* ("ASU 2010-28"). Generally, reporting units with zero or negative carrying amounts will pass Step 1 of the goodwill impairment test as the fair value will exceed carrying value; therefore, goodwill impairment is not assessed under Step 2. ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires these reporting units to perform Step 2 of the impairment test to determine if it is more likely than not that goodwill impairment exists. The amendments are effective for fiscal years and interim periods beginning after December 15, 2010, and early adoption is not permitted. Upon adoption of this ASU, all reporting units within scope must be evaluated under the new accounting guidance, and any resulting impairment will be recognized as a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Impairments identified after the period of adoption must be recognized in earnings. The Company will adopt the amendments in ASU 2010-28 effective as of the beginning of the reporting period ending March 31, 2011 and does not expect the adoption to have a material impact on our consolidated financial condition, result of operations or cash flows.

Business Combinations

In December 2010, the FASB issued ASU 2010-29, *Business Combinations (ASC 805): Disclosure of Supplementary Pro Forma Information for Business Combinations* ("ASU 2010-29"). This amendment affects any public entity as defined by ASC 805 *Business Combinations* that enters into business combinations that are material on an individual or aggregate basis. The comparative financial statements should present and disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company does not expect ASU 2010-29 to have a material effect on the Company's consolidated financial position, results of operations or cash flows; however, the Company may have additional disclosure requirements if the Company completes a material acquisition.

3. INVESTMENT SECURITIES

Details of investment securities available-for-sale and held-to-maturity at December 31, 2010 and 2009 are as follows:

	Available-for-Sale December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgage-backed securities	$108,409,522	$5,139,502	$(151,793)	$113,397,231
Obligations of states, counties and political subdivisions	21,797,119	526,854	(138,176)	22,185,797
Equity securities	132,120	116,340	(34,636)	213,824
U.S. treasury securities	80,054	315	—	80,369
Total	$130,418,815	$5,783,011	$(324,605)	$135,877,221

	Held-to-Maturity December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of states, counties and political subdivisions	$ 1,210,000	$ 227	$ (12,894)	$ 1,197,333

	Available-for-Sale December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgage-backed securities	$159,739,588	$6,342,459	$(168,440)	$165,913,607
Obligations of states, counties and political subdivisions	20,918,687	721,963	(5,537)	21,635,113
Obligations of U.S. government sponsored agencies	6,978,380	—	(37,395)	6,940,985
Equity securities	132,120	51,289	—	183,409
U.S. treasury securities	80,161	164	—	80,325
Total	$187,848,936	$7,115,875	$(211,372)	$194,753,439

	Held-to-Maturity December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of states, counties and political subdivisions	$ 1,250,000	$ 252	$ (2,498)	$ 1,247,754

The scheduled maturities of investment securities available-for-sale and held-to-maturity at December 31, 2010 are presented in the following table:

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Maturing within one year	$ 719,440	$ 723,323	$ 40,000	$ 40,044
Maturing after one to five years	9,084,871	9,458,588	185,000	185,130
Maturing after five to ten years	52,913,354	55,554,694	280,000	278,962
Maturing after ten years	67,569,030	69,926,792	705,000	693,197
Equity securities and Preferred stock	132,120	213,824	—	—
Total	$130,418,815	$135,877,221	$1,210,000	$1,197,333

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities generally mature earlier than their weighted-average contractual maturities because of principal prepayments.

The following table reflects the Company's investments' gross unrealized losses and market value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2010 and 2009. Management evaluates securities for other-than-temporary impairment no less frequently than quarterly and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) whether the Company does not intend to sell these securities, and it is not more likely than not that the Company will be required to sell the securities before recovery of their amortized cost bases. At December 31, 2010 and 2009, based on the aforementioned considerations, management did not record an other-than-temporary impairment on any security that was in an unrealized loss position.

	Available-for-Sale			
	December 31, 2010			
	Less than 12 Months		12 Months or More	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of states, counties and political subdivisions	$ 5,287,573	$(138,176)	$ —	$ —
Mortgage-backed securities	6,463,160	(137,375)	637,296	(14,418)
Equity securities	—	—	40,343	(34,635)
Total	$11,750,733	$(275,551)	$677,639	$(49,053)

	Held-to-Maturity			
	December 31, 2010			
	Less than 12 Months		12 Months or More	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of states, counties and political subdivisions	$ 812,106	$ (12,894)	$ —	$ —

	Available-for-Sale December 31, 2009			
	Less than 12 Months		12 Months or More	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of states, counties and political subdivisions	$ 1,616,725	$ (3,364)	$ 282,526	$ (2,173)
U.S. treasury securities and obligations of U.S. government sponsored agencies	6,940,986	(37,395)	—	—
Mortgage-backed securities	10,964,781	(109,004)	860,576	(59,436)
Total	$19,522,492	$(149,763)	$1,143,102	$(61,609)

	Held-to-Maturity December 31, 2009			
	Less than 12 Months		12 Months or More	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of states, counties and political subdivisions	$ 302,502	$ (2,498)	$ —	$ —

As of December 31, 2010, two debt securities had been in a loss position for more than twelve months, and thirty-one debt securities had been in a loss position for less than twelve months. The losses for all securities are considered to be a direct result of the effect that the current interest rate environment has on the value of debt securities and not related to the creditworthiness of the issuers. Further, the Company has the current intent and ability to retain its investments in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Therefore, the Company has not recognized any other-than-temporary impairments.

Investment securities available-for-sale with a carrying value of $74.1 million and $116.9 million at December 31, 2010 and 2009, respectively, were pledged to secure public deposits and for other purposes.

Net gains realized on securities available-for-sale were $256,635 for 2010, $54,076 for 2009 and $18,703 for 2008. On September 7, 2008, the U.S. Treasury, the Federal Reserve and the Federal Housing Finance Agency ("FHFA") announced that FHFA was placing Fannie Mae and Freddie Mac under conservatorship. At December 31, 2008, the Company held in its available-for-sale investment portfolio preferred securities issued by Freddie Mac with a cost basis of $600,000. After the conservatorship, these securities currently trade at five to seven percent of par value. The Company does not hold any common stock or other equity securities issued by Fannie Mae or Freddie Mac. In light of the significant decline in the market value of these securities due to the takeover of Fannie Mae and Freddie Mac, and as it is unclear at this time if the value of the securities will improve, the Company recognized a $467,999 ($239,999, net of tax), non-cash other-than-temporary impairment charge on these investments during 2008. The following chart represents the gross gains and losses for the years 2008 through 2010.

	Gross Gains	Gross Losses	Net Gains (Losses)
2010	$256,635	$ —	$256,635
2009	54,076	—	54,076
2008	486,702	467,999	18,703

4. LOANS AND ALLOWANCE FOR LOAN LOSSES

At December 31, 2010 and 2009, the composition of the loan portfolio by reporting segment and portfolio segment was as follows:

	December 31, 2010		
	FUSB	ALC	Total
Real estate loans:			
Construction, land development and other land loans	$ 43,839,055	$ —	$ 43,839,055
Secured by 1-4 family residential properties	39,330,360	47,058,867	86,389,227
Secured by multi family residential properties	27,237,358	—	27,237,358
Secured by nonfarm, nonresidential properties	146,073,923	—	146,073,923
Other	179,008	—	179,008
Commercial and industrial loans	44,392,387	—	44,392,387
Consumer loans	21,192,320	41,832,006	63,024,326
Other loans	1,887,969	—	1,887,969
Total loans	$324,132,380	$88,890,873	$413,023,253
Less: Unearned Interest	350,962	4,258,383	4,609,345
Allowance for loan losses	8,554,068	3,908,961	12,463,029
Net loans	$315,227,350	$80,723,529	$395,950,879

	December 31, 2009		
	FUSB	ALC	Total
Real estate loans:			
Construction, land development and other land loans	$ 40,339,184	$ —	$ 40,339,184
Secured by 1-4 family residential properties	38,489,118	56,452,886	94,942,004
Secured by multi family residential properties	29,579,558	—	29,579,558
Secured by nonfarm, nonresidential properties	142,736,769	—	142,736,769
Other	197,861	—	197,861
Commercial and industrial loans	47,484,498	—	47,484,498
Consumer loans	22,517,355	38,803,235	61,320,590
Other loans	776,514	—	776,514
Total loans	$322,120,857	$95,256,121	$417,376,978
Less: Unearned Interest	453,546	4,415,759	4,869,305
Allowance for loan losses	5,587,499	4,416,146	10,003,645
Net loans	$316,079,812	$86,424,216	$402,504,028

The Company grants commercial, real estate and installment loans to its customers. Although the Company has a diversified loan portfolio, 74.4% of the portfolio is concentrated in loans secured by real estate.

In the ordinary course of business, the Bank makes loans to certain officers and directors of the Company and the Bank, including companies with which they are associated. These loans are made on the same terms as those prevailing for comparable transactions with others. Such loans do not represent more than normal risk of collectibility, nor do they present other unfavorable features. The amounts of such related party loans and commitments at December 31, 2010 and 2009 were $2,138,530 and $3,379,499, respectively. During the year ended December 31, 2010, new loans to these parties totaled $906,726, and repayments were $2,147,695.

The following table details loans individually and collectively evaluated for impairment at December 31, 2010 and 2009.

	December 31, 2010		
	Loans Evaluated for Impairment		
	Individually	Collectively	Total
Real estate loans:			
Construction, land development and other land loans	$ 1,324,666	$ 42,514,389	$ 43,839,055
Secured by 1-4 family residential properties	—	86,389,227	86,389,227
Secured by multi family residential properties	3,956,316	23,281,042	27,237,358
Secured by nonfarm, nonresidential properties	42,296,645	103,777,278	146,073,923
Other	—	179,008	179,008
Commercial and industrial loans	1,642,351	42,750,036	44,392,387
Consumer loans	—	63,024,326	63,024,326
Other loans	—	1,887,969	1,887,969
Total loans	$49,219,978	$363,803,275	$413,023,253

	December 31, 2009		
	Loans Evaluated for Impairment		
	Individually	Collectively	Total
Real estate loans:			
Construction, land development and other land loans	$ 3,287,875	$ 37,051,309	$ 40,339,184
Secured by 1-4 family residential properties	436,872	94,505,132	94,942,004
Secured by multi family residential properties	1,224,157	28,355,401	29,579,558
Secured by nonfarm, nonresidential properties	28,793,729	113,943,040	142,736,769
Other	—	197,861	197,861
Commercial and industrial loans	1,642,101	45,842,397	47,484,498
Consumer loans	—	61,320,590	61,320,590
Other loans	—	776,514	776,514
Total loans	$35,384,734	$381,992,244	$417,376,978

Changes in the allowance for loan losses by reporting segment and portfolio segment were as follows:

	FUSB					
	December 31, 2010					
	Commercial	Commercial Real Estate	Consumer	Residential Real Estate	Other	Total
Beginning balance	$752,086	$4,053,202	$428,187	$258,480	$95,544	$5,587,499
Charge-offs	773,051	4,096,174	405,156	419,864	488	5,694,733
Recoveries	81,857	102,083	118,134	23,599	1,054	326,727
Net charge-offs	691,194	3,994,091	287,022	396,265	(566)	5,368,006
Provision	927,480	6,673,671	233,817	496,786	2,821	8,334,575
Ending balance	$988,372	$6,732,782	$374,982	$359,001	$98,931	$8,554,068

	ALC					
	December 31, 2010					
	Commercial	Commercial Real Estate	Consumer	Residential Real Estate	Other	Total
Beginning balance	$ —	$ —	$3,040,123	$1,376,023	$ —	$ 4,416,146
Charge-offs	—	—	2,457,922	1,189,317	—	3,647,239
Recoveries	—	—	652,561	164,428	—	816,989
Net charge-offs	—	—	1,805,361	1,024,889	—	2,830,250
Provision	—	—	1,428,111	894,954	—	2,323,065
Ending balance	$ —	$ —	$2,662,873	$1,246,088	$ —	$ 3,908,961

	FUSB & ALC					
	December 31, 2010					
	Commercial	Commercial Real Estate	Consumer	Residential Real Estate	Other	Total
Beginning balance	$ 752,086	$4,053,202	$3,468,310	$1,634,503	$95,544	$10,003,645
Charge-offs	773,051	4,096,174	2,863,078	1,609,181	488	9,341,972
Recoveries	81,857	102,083	770,695	188,027	1,054	1,143,716
Net charge-offs	691,194	3,994,091	2,092,383	1,421,154	(566)	8,198,256
Provision	927,480	6,673,671	1,661,928	1,391,740	2,821	10,657,640
Ending balance	$ 988,372	$6,732,782	$3,037,855	$1,605,089	$98,931	$12,463,029

	FUSB					
	December 31, 2009					
	Commercial	Commercial Real Estate	Consumer	Residential Real Estate	Other	Total
Beginning balance	$ 583,370	$2,935,492	$ 403,202	$ 136,436	$98,393	$ 4,156,893
Charge-offs	1,111,013	1,143,628	463,850	828,797	10,465	3,557,753
Recoveries	32,984	598	172,926	9,963	10,636	227,107
Net charge-offs	1,078,029	1,143,030	290,924	818,834	(171)	3,330,646
Provision	1,246,745	2,260,740	315,909	940,878	(3,020)	4,761,252
Ending balance	$ 752,086	$4,053,202	$ 428,187	$ 258,480	$95,544	$ 5,587,499

	ALC					
	December 31, 2009					
	Commercial	Commercial Real Estate	Consumer	Residential Real Estate	Other	Total
Beginning balance	$ —	$ —	$3,064,616	$1,310,554	$ —	$ 4,375,170
Charge-offs	—	—	4,047,763	1,136,024	—	5,183,787
Recoveries	—	—	867,151	17,939	—	885,090
Net charge-offs	—	—	3,180,612	1,118,085	—	4,298,697
Provision	—	—	3,156,119	1,183,554	—	4,339,673
Ending balance	$ —	$ —	$3,040,123	$1,376,023	$ —	$ 4,416,146

	FUSB & ALC					
	December 31, 2009					
	Commercial	Commercial Real Estate	Consumer	Residential Real Estate	Other	Total
Beginning balance	$ 583,370	$2,935,492	$3,467,818	$1,446,990	$98,393	$ 8,532,063
Charge-offs	1,111,013	1,143,628	4,511,613	1,964,821	10,465	8,741,540
Recoveries	32,984	598	1,040,077	27,902	10,636	1,112,197
Net charge-offs	1,078,029	1,143,030	3,471,536	1,936,919	(171)	7,629,343
Provision	1,246,745	2,260,740	3,472,028	2,124,432	(3,020)	9,100,925
Ending balance	$ 752,086	$4,053,202	$3,468,310	$1,634,503	$95,544	$10,003,645

	FUSB					
	December 31, 2008					
	Commercial	Commercial Real Estate	Consumer	Residential Real Estate	Other	Total
Beginning balance	$ 557,582	$1,806,887	$ 489,462	$ 178,745	$98,458	$ 3,131,134
Charge-offs	541,273	1,321,663	760,212	299,107	7,471	2,929,726
Recoveries	61,558	81,420	198,929	25,295	999	368,201
Net charge-offs	479,715	1,240,243	561,283	273,812	6,472	2,561,525
Provision	505,503	2,368,848	475,023	231,503	6,407	3,587,284
Ending balance	$ 583,370	$2,935,492	$ 403,202	$ 136,436	$98,393	$ 4,156,893

	ALC					
	December 31, 2008					
	Commercial	Commercial Real Estate	Consumer	Residential Real Estate	Other	Total
Beginning balance	$ —	$ —	$3,667,043	$1,737,053	$ —	$ 5,404,096
Charge-offs	—	—	5,352,479	2,373,982	—	7,726,461
Recoveries	—	—	1,367,784	16,447	—	1,384,231
Net charge-offs	—	—	3,984,695	2,357,535	—	6,342,230
Provision	—	—	3,382,268	1,931,036	—	5,313,304
Ending balance	$ —	$ —	$3,064,616	$1,310,554	$ —	$ 4,375,170

	FUSB & ALC					
	December 31, 2008					
	Commercial	Commercial Real Estate	Consumer	Residential Real Estate	Other	Total
Beginning balance	$557,582	$1,806,887	$4,156,505	$1,915,798	$98,458	$ 8,535,230
Charge-offs	541,273	1,321,663	6,112,691	2,673,089	7,471	10,656,187
Recoveries	61,558	81,420	1,566,713	41,742	999	1,752,432
Net charge-offs	479,715	1,240,243	4,545,978	2,631,347	6,472	8,903,755
Provision	505,503	2,368,848	3,857,291	2,162,539	6,407	8,900,588
Ending balance	$583,370	$2,935,492	$3,467,818	$1,446,990	$98,393	$ 8,532,063

Impaired loans totaled $49,219,978, $35,384,734 and $24,439,743 as of December 31, 2010, 2009 and 2008, respectively. There was approximately $4,144,551, $2,612,579 and $1,634,182 in the allowance for loan losses specifically allocated to these impaired loans at December 31, 2010, 2009 and 2008, respectively. Impaired loans totaling $29,341,864, $19,889,937 and $11,998,391 for 2010, 2009 and 2008, respectively, have no measurable impairment, and no allowance for loan losses is specifically allocated to these loans. The average recorded investment in impaired loans for 2010, 2009 and 2008 was approximately $32,183,275, $23,114,182 and $16,802,529, respectively. Income recognized on impaired loans in 2010 amounted to $2,023,748.

Loans on which the accrual of interest has been discontinued amounted to $13,572,105, $14,196,863 and $10,257,787 at December 31, 2010, 2009 and 2008, respectively. If interest on those loans had been accrued, such income would have approximated $799,054, $706,734 and $689,616 for 2010, 2009 and 2008, respectively. Interest income actually recorded on those loans amounted to $88,240, $232,244 and $301,827 for 2010, 2009 and 2008, respectively. Accruing loans past due 90 days or more amounted to $5,237,091, $6,693,475 and $9,322,990 for 2010, 2009 and 2008, respectively.

The Company evaluates the loan allowance for loans individually and collectively. Loans evaluated on an individual basis resulted in a related allowance of $4,144,551 and $2,612,579 at December 31, 2010 and 2009, respectively. The remaining allowance of $8,318,478 and $7,391,066 at December 31, 2010 and 2009, respectively, were evaluated collectively.

At December 31, 2010, the carrying amount of impaired loans consisted of the following:

	December 31, 2010		
Impaired loans with no related allowance recorded	**Carrying Amount**	**Unpaid Principal Balance**	**Related Allowances**
Loans secured by real estate			
Construction, land development and other land loans	$ 1,192,845	$ 1,192,845	$ —
Secured by multifamily residential properties	3,012,048	3,012,048	—
Secured by nonfarm, nonresidential properties	23,494,620	23,494,620	—
Commercial and industrial	1,642,351	1,642,351	—
Total loans with no related allowance recorded	$29,341,864	$29,341,864	$ —
Impaired loans with an allowance recorded			
Loans secured by real estate			
Construction, land development and other land loans	$ 131,821	$ 131,821	$ 31,821
Secured by multifamily residential properties	944,268	944,268	188,168
Secured by nonfarm, nonresidential properties	18,802,025	18,802,025	3,924,562
Total loans with an allowance recorded	$19,878,114	$19,878,114	$4,144,551
Total impaired loans			
Loans secured by real estate			
Construction, land development and other land loans	$ 1,324,666	$ 1,324,666	$ 31,821
Secured by multifamily residential properties	3,956,316	3,956,316	188,168
Secured by nonfarm, nonresidential properties	42,296,645	42,296,645	3,924,562
Commercial and industrial	1,642,351	1,642,351	—
Total impaired loans	$49,219,978	$49,219,978	$4,144,551

At December 31, 2009, the carrying amount of impaired loans consisted of the following:

	December 31, 2009		
Impaired loans with no related allowance recorded	Carrying Amount	Unpaid Principal Balance	Related Allowances
Loans secured by real estate			
Secured by multifamily residential properties	$ 1,224,157	$ 1,224,157	$ —
Secured by nonfarm, nonresidential properties	17,023,679	17,023,679	—
Commercial and industrial	1,642,101	1,642,101	—
Total loans with no related allowance recorded	$19,889,937	$19,889,937	$ —
Impaired loans with an allowance recorded			
Loans secured by real estate			
Construction, land development and other land loans	$ 3,287,875	$ 3,287,875	$1,273,115
Secured by 1-4 family residential properties	436,872	436,872	87,374
Secured by nonfarm, nonresidential properties	11,770,050	11,770,050	1,252,090
Total loans with an allowance recorded	$15,494,797	$15,494,797	$2,612,579
Total impaired loans			
Loans secured by real estate			
Construction, land development and other land loans	$ 3,287,875	$ 3,287,875	$1,273,115
Secured by 1-4 family residential properties	436,872	436,872	87,374
Secured by multifamily residential properties	1,224,157	1,224,157	—
Secured by nonfarm, nonresidential properties	28,793,729	28,793,729	1,252,090
Commercial and industrial	1,642,101	1,642,101	—
Total impaired loans	$35,384,734	$35,384,734	$2,612,579

The Bank has established a credit risk rating system to assess and manage the risk in the loan portfolio. It establishes a uniform framework and common language for assessing and monitoring risk in the portfolio.

The following is a guide for an 8-grade system of credit risk:

1. Minimal Risk: Borrowers in this category have the lowest risk of any resulting loss. Borrowers are of the highest quality, presently and prospectively.
2. Better Than Average Risk: Borrowers in the high end of medium range between borrowers who are definitely sound and those with minor risk characteristics.
3. Moderate Risk: Borrowers in this category have little chance of resulting in a loss. This category should include the average loan, under average economic conditions.
4. Acceptable Risk: Borrowers in this category have a limited chance of resulting in a loss.
5. Special Mention (Potential Weakness): Borrowers in this category exhibit potential credit weaknesses or downward trends deserving bank management's close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or in our credit position at some future date. Special Mention loans are not adversely classified and do not expose our institution to sufficient risk to warrant adverse classification.

Included in Special Mention assets could be workout or turnaround situations, as well as those borrowers previously rated 2-4 who have shown deterioration, for whatever reason, indicating a downgrading from the better grade. The Special Mention rating is designed to identify a specific level of risk and concern about a loan's and/or borrower's quality. Although a Special Mention asset has a higher probability of default than previously rated categories, its default is not imminent.

6. Substandard (Definite Weakness – Loss Unlikely): These are borrowers with defined weaknesses that jeopardize the orderly liquidation of debt. A substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or by the collateral pledged, if any. Normal repayment from the borrower is in jeopardy, although no loss of principal is envisioned. There is a distinct possibility that a partial loss of interest and/or principal will occur if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of substandard assets, does not have to exist in individual assets classified substandard.
7. Doubtful: Borrowers classified doubtful have all the weaknesses found in substandard borrowers with the added provision that the weaknesses make collection of debt in full, based on currently existing facts, conditions and values, highly questionable and improbable. Serious problems exist to the point where partial loss of principal is likely. The possibility of loss is extremely high, but because of certain important, reasonably specific pending factors that may work to strengthen the assets, the loans' classification as estimated losses is deferred until a more exact status may be determined. Pending factors include proposed merger, acquisition or liquidation procedures, capital injection, perfecting liens on additional collateral and refinancing plans. Management has a demonstrated a history of failing to live up to agreements, unethical or dishonest business practices and/or conviction on criminal charges.
8. Loss: Borrowers deemed incapable of repayment of unsecured debt. Loans to such borrowers are considered uncollectible and of such little value that continuance as active assets of the bank is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off these worthless assets, even though partial recovery may be affected in the future.

The table below illustrates the carrying amount of loans by credit quality indicator at December 31, 2010.

	FUSB				
	Pass 1-4	Special Mention 5	Substandard 6	Doubtful 7	Total
Loans secured by real estate:					
Construction, land development and other land loans	$ 28,536,477	$ 2,763,511	$12,396,945	$ 142,122	$ 43,839,055
Secured by 1-4 family residential properties	32,712,451	2,444,145	3,958,710	215,054	39,330,360
Secured by multifamily residential properties	23,281,043	894,547	3,061,768	—	27,237,358
Secured by nonfarm, nonresidential properties	104,070,981	7,392,801	33,912,872	697,269	146,073,923
Other	179,008	—	—	—	179,008
Commercial and industrial loans	40,210,198	917,622	3,131,799	132,768	44,392,387
Consumer loans	19,701,989	726,789	642,736	120,806	21,192,320
Other loans	1,887,969	—	—	—	1,887,969
Total	$250,580,116	$15,139,415	$57,104,830	$1,308,019	$324,132,380

	ALC		
	Performing	Nonperforming	Total
Loans secured by real estate:			
Secured by 1-4 family residential properties	$44,484,661	$2,574,206	$ 47,058,867
Consumer loans	40,484,945	1,347,061	41,832,006
Total	$84,969,606	$3,921,267	$ 88,890,873

The table below illustrates the carrying amount of loans by credit quality indicator at December 31, 2009.

	FUSB				
	Pass 1-4	Special Mention 5	Substandard 6	Doubtful 7	Total
Loans secured by real estate:					
Construction, land development and other land loans	$ 37,235,411	$ 625,668	$ 2,464,680	$ 13,425	$ 40,339,184
Secured by 1-4 family residential properties	32,296,465	2,251,235	3,514,580	426,838	38,489,118
Secured by multifamily residential properties	27,963,955	1,233,980	381,623	—	29,579,558
Secured by nonfarm, nonresidential properties	122,397,374	13,808,819	6,316,893	213,683	142,736,769
Other	197,861	—	—	—	197,861
Commercial and industrial loans	45,272,510	771,897	1,342,549	97,542	47,484,498
Consumer loans	20,691,849	772,269	858,451	194,786	22,517,355
Other loans	776,514	—	—	—	776,514
Total	$286,831,939	$19,463,868	$14,878,776	$ 946,274	$322,120,857

	ALC		
	Performing	Nonperforming	Total
Loans secured by real estate:			
Secured by 1-4 family residential properties	$51,854,505	$4,598,381	$ 56,452,886
Consumer loans	35,963,000	2,840,235	38,803,235
Total	$87,817,505	$7,438,616	$ 95,256,121

The following table provides an aging analysis of past due loans and nonaccruing loans by class at December 31, 2010.

FUSB

	Past Due					
	30-89 Days	Greater than 90 Days	Total	Nonaccrual	Current Loans	Total Loans
Loans secured by real estate:						
Construction, land development and other land loans	$ 707,815	$ 333,199	$ 1,041,014	$ 1,045,143	$ 41,752,898	$ 43,839,055
Secured by 1-4 family residential properties	1,534,732	127,315	1,662,047	1,701,617	35,966,696	39,330,360
Secured by multifamily residential properties	—	—	—	3,072,794	24,164,564	27,237,358
Secured by nonfarm, nonresidential properties	8,780,522	2,085,397	10,865,919	6,087,070	129,120,934	146,073,923
Other	—	—	—	—	179,008	179,008
Commercial and industrial loans	1,002,643	37,338	1,039,981	224,679	43,127,727	44,392,387
Consumer loans	900,641	28,628	929,269	144,749	20,118,302	21,192,320
Other loans	—	—	—	—	1,887,969	1,887,969
Total past due loans	$12,926,353	$2,611,877	$15,538,230	$12,276,052	$296,318,098	$324,132,380

ALC

	Past Due					
	30-89 Days	Greater than 90 Days	Total	Nonaccrual	Current Loans	Total Loans
Loans secured by real estate:						
Secured by 1-4 family residential properties	$ 1,829,662	$1,989,548	$ 3,819,210	$ 584,658	$ 42,654,999	$ 47,058,867
Consumer loans	1,373,240	635,666	2,008,906	711,395	39,111,706	41,832,007
Total past due loans	$ 3,202,902	$2,625,214	$ 5,828,116	$ 1,296,053	$ 81,766,705	$ 88,890,874

The following table provides an aging analysis of past due loans and nonaccruing loans by class at December 31, 2009.

FUSB

	Past Due					
	30-89 Days	Greater than 90 Days	Total	Nonaccrual	Current Loans	Total Loans
Loans secured by real estate:						
Construction, land development and other land loans	$ 7,528,158	$1,081,877	$ 8,610,035	$ 1,246,157	$ 30,482,992	$ 40,339,184
Secured by 1-4 family residential properties	1,180,091	176,767	1,356,858	1,958,178	35,174,082	38,489,118
Secured by multifamily residential properties	583,878	—	583,878	1,615,602	27,380,078	29,579,558
Secured by nonfarm, nonresidential properties	3,054,849	745,107	3,799,956	5,059,004	133,877,809	142,736,769
Other	—	—	—	—	197,861	197,861
Commercial and industrial loans	1,766,900	306,972	2,073,872	744,485	44,666,141	47,484,498
Consumer loans	938,035	238,244	1,176,279	279,327	21,061,749	22,517,355
Other loans	124,461	—	124,461	—	652,053	776,514
Total past due loans	$15,176,372	$2,548,967	$17,725,339	$10,902,753	$293,492,765	$322,120,857

	ALC					
	Past Due					
	30-89 Days	Greater than 90 Days	Total	Nonaccrual	Current Loans	Total Loans
Loans secured by real estate:						
Secured by 1-4 family residential properties	$5,074,589	$3,300,829	$ 8,375,418	$1,297,553	$46,779,915	$56,452,886
Consumer loans	2,353,907	843,679	3,197,586	1,996,556	33,609,093	38,803,235
Total past due loans	$7,428,496	$4,144,508	$11,573,004	$3,294,109	$80,389,008	$95,256,121

5. PREMISES AND EQUIPMENT

Premises and equipment and their depreciable lives are summarized as follows:

	2010	2009
Land	$ 2,594,586	$ 2,594,586
Premises (40 years)	21,351,248	21,292,813
Furniture, fixtures, and equipment (3-7 years)	12,035,252	11,780,695
Total	35,981,086	35,668,094
Less accumulated depreciation	19,372,174	18,415,538
Total	$16,608,912	$17,252,556

Depreciation expense of $756,142, $874,241 and $950,092 was recorded in 2010, 2009 and 2008, respectively, on premises and equipment.

6. GOODWILL AND INTANGIBLE ASSETS

The Company had goodwill assets of $4,097,773 as of December 31, 2010 and 2009. Management conducted its annual impairment testing June 30, 2010 and determined that there was no impairment.

7. INVESTMENT IN LIMITED PARTNERSHIPS

The Company has limited partnership investments in affordable housing projects for which it provides funding as a limited partner and receives tax credits related to its investments in the projects based on its partnership share. The Company has invested in limited partnerships of affordable housing projects, both as direct investments and investments in funds that invest solely in affordable housing projects. The Company has determined that certain of these structures meet the definition of a VIE under ASC Topic 810 *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*. The Company consolidates one of the funds in which it is the sole limited partner and one of the affordable housing projects in which the fund invests. The resulting financial impact to the Company of the consolidation of these two entities was a net increase to total assets of approximately $3.1 million as of December 31, 2010. This included $7.4 million in premises and equipment, less a loan totaling $5.0 million. This loan, payable by the partnership to the Company, was eliminated as a result of this consolidation. Unconsolidated investments in certain of these partnerships are accounted for under the cost method as allowed under ASC 325 *Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects*. The Company amortizes the excess of carrying value of the investment over its estimated residual value during the period in which tax credits are allocated to the investors. The Company's maximum exposure to future loss related to these limited partnerships is limited to the $1.8 million recorded investment.

The assets and liabilities of these partnerships consist primarily of apartment complexes and related mortgages. The Bank's carrying value approximates cost or its underlying equity in the net assets of the partnerships. Market quotations are not available for any of the aforementioned partnerships. Management has no knowledge of intervening events since the date of the partnerships' financial statements that would have had a material effect on the consolidated financial position or results of operations.

The Bank had no remaining cash commitments to these partnerships at December 31, 2010.

8. DEPOSITS

At December 31, 2010, the scheduled maturities of the Bank's time deposits were as follows:

2011	$200,376,244
2012	49,552,044
2013	12,234,159
2014	5,756,441
2015 and Thereafter	14,695,341
Total	$282,614,229

At December 31, 2010 and 2009, the Company had brokered certificates of deposit totaling $33,445,592 and $42,353,917, respectively. Deposits from related parties held by the Company amounted to $4,363,315 and $3,296,985 at 2010 and 2009, respectively.

9. SHORT-TERM BORROWINGS

Short-term borrowings consist of federal funds purchased, treasury tax and loan deposits and securities sold under repurchase agreements. Federal funds purchased generally mature within one to four days. None were outstanding at year-end 2010 or 2009. Treasury tax and loan deposits totaled $778,294 and $506,170 at year-end 2010 and 2009, respectively. These deposits are withdrawable on demand.

Securities sold under repurchase agreements, which are secured borrowings, generally are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Securities sold under repurchase agreements at December 31, 2010 and 2009 were $192,139 and $113,527, respectively.

At December 31, 2010, the Bank had $7.8 million in available federal fund lines from correspondent banks.

10. LONG-TERM DEBT

The Company uses FHLB advances as an alternative to funding sources with similar maturities such as certificates of deposit or other deposit programs. These advances generally offer more attractive rates when compared to other mid-term financing options. They are also flexible, allowing the Company to quickly obtain the necessary maturities and rates that best suit its overall asset/liability strategy. At December 31, 2010 and 2009, investment securities and mortgage loans amounting to $45,533,914 and $89,327,110, respectively, were pledged to secure these borrowings.

The following summarizes information concerning FHLB advances and other borrowings:

	2010	2009	2008
Balance at year-end	$30,000,000	$ 85,000,000	$90,000,000
Average balance during the year	54,876,712	89,671,233	88,984,757
Maximum month-end balance during the year	85,000,000	100,000,000	97,508,772
Average rate paid during the year	4.50%	4.03%	4.19%
Weighted average remaining maturity	1.61 years	1.32 years	1.91 years

Interest rates on FHLB advances ranged from 1.99% to 4.53% and from 1.99% to 5.07% at December 31, 2010 and 2009, respectively.

In 2011, there are no scheduled maturities of FHLB advances. Scheduled maturities of FHLB advances are approximately $30.0 million for 2012. In 2013 and thereafter, there are no scheduled maturities.

At December 31, 2010, the Bank had $157.7 million in available credit from the FHLB.

11. INCOME TAXES

The Company files a consolidated income tax return with the federal government and the state of Alabama. ALC files a Mississippi state income tax return on the Mississippi branches. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service and the states in which it files for the years ended December 31, 2007 through 2010.

As of December 31, 2010, the Company had no unrecognized tax benefits related to Federal or state income tax matters and does not anticipate any material increase or decrease in unrecognized tax benefits relative to any tax positions taken prior to December 31, 2010. As of December 31, 2010, the Company had accrued no interest and no penalties related to uncertain tax positions.

The consolidated provisions benefits for income taxes for the years ended December 31, 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Federal			
Current	$ 1,846,646	$1,852,167	$1,738,137
Deferred	(1,624,701)	(433,548)	77,242
	221,945	1,418,619	1,815,379
State			
Current	304,208	231,938	281,002
Deferred	(332,198)	(88,646)	26,971
	(27,990)	143,292	307,973
Total	$ 193,955	$1,561,911	$2,123,352

The consolidated tax provision benefit differed from the amount computed by applying the federal statutory income tax rate of 34%.

	2010	2009	2008
Income tax expense at federal statutory rate	$ 832,207	$2,147,488	$2,622,502
Increase (decrease) resulting from:			
Tax-exempt interest	(396,673)	(368,032)	(357,488)
State income tax expense, net of federal income tax benefit	(18,473)	94,573	203,262
Low income housing tax credits	(71,463)	(165,000)	(187,000)
Other	(151,643)	(147,118)	(157,924)
Total	$ 193,955	$1,561,911	$2,123,352

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2010 and 2009 are presented below:

	2010	2009
Deferred tax assets:		
Allowance for loan losses	$4,735,951	$3,801,384
Accrued vacation	54,963	48,922
Deferred compensation	1,388,009	1,248,065
Deferred commission and fees	403,837	420,931
Impairment OREO	1,192,983	318,633
Other	60,364	29,194
Total gross deferred tax assets	7,836,107	5,867,129
Deferred tax liabilities:		
Premises and equipment	259,254	309,435
Goodwill amortization	948,863	897,134
Gain on sale of investments	4,720	11,525
Unrealized gain on securities available-for-sale	2,046,902	2,589,189
Other	343,520	443,831
Total gross deferred tax liabilities	3,603,259	4,251,114
Net deferred tax asset	$4,232,848	$1,616,015

A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more-likely-than-not that some portion of the entire deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of taxable income over the last three years and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2010. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the future periods are reduced.

12. EMPLOYEE BENEFIT PLANS

The Company sponsors an employee stock ownership plan, the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the "Plan"). The Plan covers substantially all employees and allows employees to contribute up to 15% of their compensation on a before-tax basis. The Company makes safe harbor contributions on behalf of all participants equal to the sum of 100% of an employee's elective deferrals that do not exceed 4% of compensation. Employees have the option to allocate some or all of their contributions towards the purchase of Company stock. The Company made matching contributions totaling $401,056, $413,275 and $419,702 in 2010, 2009 and 2008, respectively. The Company also made a discretionary contribution in the amount of 2% of an employee's compensation in 2009 and 2008. The Plan held 302,399, 265,629 and 285,969 shares of Company stock at December 31, 2010, 2009 and 2008, respectively. These shares are included in the earnings per share calculations because they are all allocated to the participants.

13. LONG-TERM INCENTIVE COMPENSATION PLAN

The Bank has entered into supplemental compensation benefits agreements with the directors and certain executive officers. The measurement of the liability under these agreements includes estimates involving life expectancy, length of time before retirement and the expected returns on the Bank-owned life insurance policies used to fund those agreements. Should these estimates prove materially wrong, the cost of these agreements could change accordingly. The related deferred compensation obligation to these directors and executive officers totaled $3,103,778 and $2,819,962 as of December 31, 2010 and 2009, respectively. These amounts are included in other liabilities.

Under the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, participants may elect to defer all or a portion of their directors' fees and to receive the adjusted value of the deferred amounts in cash and/or to receive the adjusted value of the deferred amounts as if the deferred amounts were invested in shares of Company stock. In the event that a participant elects to defer amounts as if the deferred amounts were invested in Company stock, the participant does not have any rights as a shareholder of the common stock deferred under the plan until the termination date on which the participant's account is distributed in accordance with terms of the plan.

Neither the Company nor the Bank makes any contribution to participants' accounts under the plan.

While not required by the plan, the Company established a grantor trust (Rabbi Trust) as an instrument to fund the stock portion of the plan. At December 31, 2010 and 2009, the grantor trust held 20,780 and 14,210 shares, respectively, of the Company's common stock. These shares have been classified in equity as treasury stock. The related deferred compensation obligation included in other liabilities was $476,878 and $397,111 as of December 31, 2010 and 2009, respectively.

14. SHAREHOLDERS' EQUITY

Dividends paid by the Company are primarily from dividends received from the Bank. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances. Due to reduced earnings as a result of losses suffered at ALC in 2007, and dividends paid to fund the stock repurchase program over the last several years, approval from the State Banking Department was required to pay dividends in 2008. This approval was granted January 28, 2008 and covers 2009 and subsequent years.

The Company is subject to various regulatory capital requirements that prescribe quantitative measures of the Company's assets, liabilities and certain off-balance sheet items. The Company's regulators also have imposed qualitative guidelines for capital amounts and classifications such as risk weightings, capital components and other details. The quantitative measures to ensure capital adequacy require that the Company maintain amounts and ratios, as set forth in the schedule below, of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined in the regulations) and of Tier I capital to average total assets (as defined in the regulations). Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Management believes that, as of December 31, 2010 and 2009, the Company met all capital adequacy requirements imposed by its regulators.

As of December 31, 2010, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized," the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios, as set forth in the table. There have been no conditions or events since that notification that management believes have changed the Bank's categorization. The Bank was categorized as "well-capitalized" as of December 31, 2009, as well.

Actual capital amounts as well as required and well capitalized total risk-based, Tier I risk-based and Tier I leverage ratios as of December 31, 2010 and 2009, for the Company and the Bank were as follows:

	2010					
	Actual		Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)					
Total Capital (to Risk Weighted Assets):						
United Security Bancshares, Inc.	$78,046	17.24%	$36,219	8.00%	N/A	N/A
First United Security Bank	77,992	17.23%	36,208	8.00%	$45,260	10.00%
Tier I Capital (to Risk Weighted Assets):						
United Security Bancshares, Inc.	72,266	15.96%	18,109	4.00%	N/A	N/A
First United Security Bank	72,250	15.96%	18,104	4.00%	27,156	6.00%
Tier I Leverage (to Average Assets):						
United Security Bancshares, Inc.	72,266	11.34%	19,111	3.00%	N/A	N/A
First United Security Bank	72,250	11.35%	19,094	3.00%	31,823	5.00%

	2009					
	Actual		Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)					
Total Capital (to Risk Weighted Assets):						
United Security Bancshares, Inc.	$78,927	17.01%	$37,130	8.00%	N/A	N/A
First United Security Bank	78,829	16.99%	37,120	8.00%	$46,400	10.00%
Tier I Capital (to Risk Weighted Assets):						
United Security Bancshares, Inc.	73,051	15.74%	18,565	4.00%	N/A	N/A
First United Security Bank	72,977	15.73%	18,560	4.00%	27,840	6.00%
Tier I Leverage (to Average Assets):						
United Security Bancshares, Inc.	73,051	10.82%	20,259	3.00%	N/A	N/A
First United Security Bank	72,977	10.81%	20,245	3.00%	33,741	5.00%

15. SEGMENT REPORTING

Under ASC Topic 280 *Segment Reporting*, certain information is disclosed for the three reportable operating segments of the Company: FUSB, ALC and all other (primarily FUSB Reinsurance). The reportable segments were determined using the internal management reporting system. They are composed of the Company's and the Bank's significant subsidiaries. The accounting policies for each segment are the same as those described in Note 2, "Summary of Significant Accounting Policies." The segment results include certain overhead allocations and intercompany transactions that were recorded at current market prices. All intercompany transactions have been eliminated to determine the consolidated balances. The results for the three reportable segments of the Company are included in the following table:

	2010				
	FUSB	ALC	All Other	Eliminations	Consolidated
	(Dollars in Thousands)				
Total interest income	$ 32,240	$18,226	$ 67	$ (5,705)	$ 44,828
Total interest expense	10,129	5,649	—	(5,705)	10,073
Net interest income	22,111	12,577	67	—	34,755
Provision for loan losses	8,335	2,323	—	—	10,658
Net interest income after provision	13,776	10,254	67	—	24,097
Total non-interest income	6,932	4,859	939	(2,564)	10,166
Total non-interest expense	23,894	9,429	1,363	(2,564)	32,122
Income (loss) before income taxes	(3,186)	5,684	(357)	—	2,141
(Benefit from) provision for income taxes	(1,969)	2,144	19	—	194
Net income (loss)	$ (1,217)	$ 3,540	$ (376)	$ —	$ 1,947
Less: Net loss attributable to noncontrolling interest	—	—	(125)	—	(125)
Net income (loss) attributable to USBI	$ (1,217)	$ 3,540	$ (251)	$ —	$ 2,072
Other significant items:					
Total assets	$616,352	$91,220	$95,057	$(175,636)	$626,993
Total investment securities	135,593	—	284	—	135,877
Total loans, net	398,117	80,724	—	(82,890)	395,951
Goodwill	3,112	—	986	—	4,098
Investment in subsidiaries	1,411	48	80,689	(82,088)	61
Fixed asset addition	285	64	—	—	349
Depreciation and amortization expense	601	155	—	—	756
Total interest income from external customers	26,592	18,225	11	—	44,828
Total interest income from affiliates	5,648	—	57	(5,705)	—

	2009				
	FUSB	ALC	All Other	Eliminations	Consolidated
	(Dollars in Thousands)				
Total interest income	$ 35,278	$19,013	$ 68	$ (6,885)	$ 47,474
Total interest expense	13,255	6,781	49	(6,885)	13,200
Net interest income	22,023	12,232	19	—	34,274
Provision for loan losses	4,761	4,340	—	—	9,101
Net interest income after provision	17,262	7,892	19	—	25,173
Total non-interest income	5,232	3,406	1,111	(1,319)	8,430
Total non-interest expense	19,093	8,444	1,335	(1,421)	27,451
Income (loss) before income taxes	3,401	2,854	(205)	102	6,152
Provision for income taxes	500	1,046	16	—	1,562
Net income (loss)	$ 2,901	$ 1,808	$ (221)	$ 102	$ 4,590
Less: Net loss attributable to noncontrolling interest	—	—	(164)	—	(164)
Net income (loss)	$ 2,901	$ 1,808	$ (57)	$ 102	$ 4,754
Other significant items:					
Total assets	$685,895	$96,837	$96,256	$(187,234)	$691,754
Total investment securities	194,500	—	253	—	194,753
Total loans, net	410,102	86,424	—	(94,022)	402,504
Goodwill	3,112	—	986	—	4,098
Investment in subsidiaries	1,491	63	82,012	(83,489)	77
Fixed asset addition	487	186	—	—	673
Depreciation and amortization expense	661	189	24	—	874
Total interest income from external customers	28,447	19,013	14	—	47,474
Total interest income from affiliates	6,830	—	55	(6,885)	—

	2008				
	FUSB	ALC	All Other	Eliminations	Consolidated
	(Dollars in Thousands)				
Total interest income	$ 39,597	$ 20,031	$ 90	$ (7,602)	$ 52,116
Total interest expense	16,975	7,478	61	(7,602)	16,912
Net interest income	22,622	12,553	29	—	35,204
Provision for loan losses	3,587	5,314	—	—	8,901
Net interest income after provision	19,035	7,239	29	—	26,303
Total non-interest income	4,693	658	1,311	(402)	6,260
Total non-interest expense	16,310	7,695	1,820	(571)	25,254
Income (loss) before income taxes	7,418	202	(480)	169	7,309
Provision for income taxes	2,027	74	22	—	2,123
Net income (loss)	$ 5,391	$ 128	$ (502)	$ 169	$ 5,186
Less: Net loss attributable to noncontrolling interest			(184)		(184)
Net income (loss)	$ 5,391	$ 128	$ (318)	$ 169	$ 5,370
Other significant items:					
Total assets	$669,084	$105,225	$93,660	$(199,967)	$668,002
Total investment securities	183,880	—	333	—	184,213
Total loans, net	413,720	95,412	—	(109,649)	399,483
Goodwill	3,112	—	986	—	4,098
Investment in subsidiaries	9,808	63	79,079	(88,872)	78
Fixed asset addition	175	124	—	—	299
Depreciation and amortization expense	724	202	24	—	950
Total interest income from external customers	32,057	20,031	28	—	52,116
Total interest income from affiliates	7,539	—	62	(7,601)	—

16. OTHER OPERATING EXPENSES

Other operating expenses for the years 2010, 2009 and 2008 consisted of the following:

	2010	2009	2008
Legal, accounting and other professional fees	$ 1,569,063	$1,910,330	$2,294,475
Postage, stationery and supplies	545,819	886,285	926,261
Telephone/data communication	663,861	690,601	645,235
FDIC insurance assessments	1,056,372	1,093,315	71,286
Other	6,189,134	4,829,056	5,197,625
Total	$10,024,249	$9,409,587	$9,134,882

17. OPERATING LEASES

The Company leases equipment and office space under noncancellable operating leases and also month-to-month rental agreements.

The following is a schedule, by years, of future minimum rental payments required under operating leases having initial or remaining noncancellable terms in excess of one year as of December 31, 2010:

Year ending December 31,	
2011	$300,951
2012	269,502
2013	247,052
2014	174,642
2015	108,029
2016	79,200

Total rental expense under all operating leases was $551,413, $532,249 and $527,679 in 2010, 2009 and 2008, respectively.

18. GUARANTEES, COMMITMENTS AND CONTINGENCIES

The Bank's exposure to credit loss in the event of nonperformance by the other party for commitments to make loans and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making these commitments as it does for on-balance sheet instruments. For interest rate swap transactions and commitments to purchase or sell securities for forward delivery, the contract or notional amounts do not represent exposure to credit loss. The Bank controls the credit risk of these derivative instruments through credit approvals, limits and monitoring procedures. Certain derivative contracts have credit risk for the carrying value plus the amount to replace such contracts in the event of counterparty default. All of the Bank's financial instruments are held for risk management and not for trading purposes. During the years ended December 31, 2010, 2009 and 2008, there were no credit losses associated with derivative contracts.

In the normal course of business, there are outstanding commitments and contingent liabilities, such as commitments to extend credit, letters of credit and others, that are not included in the consolidated financial statements. The financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the financial statements. A summary of these commitments and contingent liabilities is presented below:

	December 31,	
	2010	2009
	(Dollars in Thousands)	
Standby Letters of Credit	$ 1,127	$ 1,527
Commitments to Extend Credit	$36,560	$61,096

Standby letters of credit are contingent commitments issued by the Bank generally to guarantee the performance of a customer to a third party. The Bank has recourse against the customer for any amount that it is required to pay to a third party under a standby letter of credit. Revenues are recognized over the lives of the standby letters of credit. The potential amount of future payments that the Bank could be required to make under its standby letters of credit at December 31, 2010 was $1.1 million, representing the Bank's total credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Commitments to purchase securities for delayed delivery require the Bank to purchase a specified security at a specified price for delivery on a specified date. Similarly, commitments to sell securities for delayed delivery require the Bank to sell a specified security at a specified price for delivery on a specified date. Market risk arises from potential movements in security values and interest rates between the commitment and delivery dates. At December 31, 2010, there were no outstanding commitments to purchase and sell securities for delayed delivery.

Litigation

On September 27, 2007, Malcomb Graves Automotive, LLC, Malcomb Graves and Tina Graves (collectively, "Graves") filed a lawsuit in the Circuit Court of Shelby County, Alabama against the Company, the Bank, the Bank's subsidiary, Acceptance Loan Company ("ALC"), and their respective directors and officers seeking an unspecified amount of compensatory and punitive damages. A former employee of ALC, Corey Mitchell, has been named as a co-defendant. The complaint alleges that the defendants committed fraud in allegedly misrepresenting to Graves the amounts that Graves owed on certain loans and failing to credit Graves properly for certain loans. The defendants moved to compel arbitration and the trial court denied the defendants' motion. The defendants appealed this decision, and, on September 29, 2010, the Alabama Supreme Court affirmed the trial court's denial of defendants' motion. Following the return of the case to the active docket, on November 30, 2010, ALC and the Bank moved to dismiss the lawsuit. Graves has not yet responded to the motion to dismiss, and the motion has not yet been set for hearing. Additionally, on January 24, 2011, ALC and the Bank filed a crossclaim against Corey Mitchell seeking, amoung other relief, defense and indemnification for any damages suffered in the underlying lawsuit. The defendants deny the allegations against them in the underlying lawsuit and intend to vigorously defend themselves in this matter. Given the pendency of the motion to dismiss and the lack of discovery conducted, it is too early to assess the likelihood of a resolution of this matter or the possibility of an unfavorable outcome.

On April 1, 2008, E. Mark Ezell, Mark Ezell Family, LLC, Nena M. Morris, Mark Ezell Investment & Property Management, LLC, Patricia W. Ezell, J.W. Ezell, Ranier W. Ezell and Bradley H. Ezell, all shareholders of the Company (collectively, the "Shareholder Plaintiffs"), filed a lawsuit in the Circuit Court of Choctaw County, Alabama against the Company, ALC, Robert Steen and Mauldin & Jenkins, LLC seeking an unspecified amount of compensatory and punitive damages. On October 31, 2008, the Shareholder Plaintiffs amended their complaint to add Terry Phillips, President and Chief Executive Officer of the Company, as a co-defendant. The complaint, as amended, sought both direct and derivative relief and included allegations that the defendants committed fraud and various other breaches relating to loans made by ALC, resulting in damage to both the Shareholder Plaintiffs individually and to the Company. On January 16, 2009, the trial court granted in part a motion filed by the Company and ALC seeking to dismiss certain of the Shareholder Plaintiffs' claims. Specifically, the court dismissed the Shareholder Plaintiffs' derivative and fraud claims and ordered that the Shareholder Plaintiffs re-plead their remaining claims with sufficient factual particularity. The court also granted a motion filed by the Company and ALC seeking to have the lawsuit transferred from the Circuit Court of Choctaw County, Alabama to the Circuit Court of Clarke County, Alabama. On January 19, 2009, the lawsuit was transferred to the Circuit County of Clarke County. Upon transfer, all circuit court judges of Clarke County recused themselves based on an existing practice that they not hear cases involving a party who is also an attorney practicing within Alabama's First Judicial Circuit (one of the Shareholder Plaintiffs is an attorney practicing within the First Judicial Circuit). On February 10, 2010, the Chief Justice of the Alabama Supreme Court appointed Judge Braxton Kittrell to preside over the case. On October 18, 2010, all parties to the action, including the Shareholder Plaintiffs, agreed to a joint dismissal of the case with prejudice and subsequently filed papers with the court acknowledging the stipulation. The joint stipulation did not arise from the Company or ALC paying damages, costs or fees to the Shareholder Plaintiffs. On November 2, 2010, Judge Kittrell granted the parties' joint stipulation and dismissed the action, in its entirety, with prejudice.

On February 17, 2011, Wayne Allen Russell, Jr. ("Russell") filed a lawsuit in the Circuit Court of Tuscaloosa County, Alabama against the Bank and Bill Morgan, who currently serves as the Bank's Business Development Officer. The allegations in the lawsuit relate to a mortgage on a parcel of real estate, executed by Russell in favor of the Bank as security for a loan, and certain related transactions, including foreclosure proceedings executed by the Bank. The complaint includes a demand for compensatory and punitive damages and costs. Because the lawsuit was only recently filed, the defendants have not yet responded to the complaint. Although the defendants intend to vigorously defend themselves in this matter, it is too early to assess the likelihood of a resolution of this matter or the possibility of an unfavorable outcome.

The Company and its subsidiaries also are parties to other litigation and intend to vigorously defend themselves in all such litigation. In the opinion of management, based on review and consultation with legal counsel, the outcome of such other litigation should not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

19. DERIVATIVE FINANCIAL INSTRUMENTS

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and in connection with its interest rate risk management, investing and trading activities. These financial instruments include commitments to extend credit and standby letters of credit.

The Bank's principal objective in holding derivative financial instruments is asset-liability management. The operations of the Bank are subject to a risk of interest rate fluctuations to the extent that there is a difference between the amount of the Bank's interest-earning assets and the amount of interest-bearing liabilities that mature or reprice in specified periods. The principal objective of the Bank's asset-liability management activities is to provide maximum levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk and facilitating the funding needs of the Bank. To achieve that objective, the Bank uses a combination of derivative financial instruments, including interest rate swaps. Note 2 to the Consolidated Financial Statements includes a summary of how derivative instruments used for interest rate risk management are accounted for in the consolidated financial statements.

Interest rate swaps acquired for other than trading purposes are used to help reduce the risk of interest rate movements for specific categories of assets and liabilities. At December 31, 2010 and 2009, no interest rate swaps were outstanding.

All of the Bank's derivative financial instruments were over-the-counter instruments and were not exchange traded. Market values are obtained from the counterparties to each instrument. The Bank only uses other commercial banks as a counterparty to their derivative activity. The Bank performs stress tests and other models to assess risk exposure.

20. FAIR VALUE OF MEASUREMENTS

The Company follows the provisions of ASC Topic 820 *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC Topic 820 requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the consolidated statements of financial condition, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather represent a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. In determining fair value, the Company uses various methods, including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- **Level 1** — Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes equity securities in banks that are publicly traded. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.
- **Level 2** — Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third-party pricing services for identical or similar assets or liabilities.
- **Level 3** — Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash, due from banks and federal funds sold: The carrying amount of cash, due from banks and federal funds sold approximates fair value.

Federal Home Loan Bank: Based on the redemption provision of the FHLB, the stock has no quoted market value and is carried at cost.

Securities: Fair values of securities are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on market prices of comparable instruments.

Accrued interest: The carrying amount of accrued interest approximates fair value.

Loans, net: For variable-rate loans, fair values are based on carrying values. Fixed-rate commercial loans, other installment loans and certain real estate mortgage loans are valued using discounted cash flows. The discount rate used to determine the present value of these loans is based on interest rates currently being charged by the Company on comparable loans as to credit risk and term.

Demand and savings deposits: The fair values of demand deposits are equal to the carrying value of such deposits. Demand deposits include non-interest bearing demand deposits, savings accounts, NOW accounts and money market demand accounts.

Time deposits: The fair values of relatively short-term time deposits are equal to their carrying values. Discounted cash flows are used to value long-term time deposits. The discount rate used is based on interest rates currently being offered by the Company on comparable deposits as to amount and term.

Short-term borrowings: These borrowings may consist of federal funds purchased, securities sold under agreements to repurchase, floating rate borrowings from the FHLB and the U.S. Treasury Tax and Loan account. Due to the short-term nature of these borrowings, fair values approximate carrying values.

Long-term debt: The fair value of this debt is estimated using discounted cash flows based on the Company's current incremental borrowing rate for similar types of borrowing arrangements as of December 31, 2010.

Off-balance sheet instruments: The carrying amount of commitments to extend credit and standby letters of credit approximates fair value. The carrying amount of the off-balance sheet financial instruments is based on fees currently charged to enter into such agreements.

Financial assets measured at fair value on a recurring basis at December 31, 2010 and 2009 are summarized below.

	Fair Value Measurements at December 31, 2010 Using			
	Totals at December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mortgage-backed securities	$113,397,231	$ —	$113,397,231	$—
Obligations of states, counties and political subdivisions	22,185,797	—	22,185,797	—
Equity securities	213,823	213,823	—	—
U.S. treasury securities	80,369	—	80,369	—

	Fair Value Measurements at December 31, 2009 Using			
	Totals at December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mortgage-backed securities	$165,913,607	$ —	$165,913,607	$—
Obligations of states, counties and political subdivisions	21,635,113	—	21,635,113	—
Equity securities	183,409	183,409	—	—
U.S. treasury securities	80,325	—	80,325	—

Assets Measured at Fair Value on a Recurring Basis

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying consolidated statements of financial condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Available-for-Sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities. Level 2 securities include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset-backed and other securities. Level 2 fair values are obtained from quoted prices of securities with similar characteristics. In certain cases, where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. Currently, all of the Company's available-for-sale securities are considered to be Level 2 securities, except for $213,823 and $183,409 for 2010 and 2009, respectively, in equity securities that are considered to be Level 1 securities.

Financial Assets Measured at Fair Value on a Nonrecurring Basis

The Company is required to measure certain assets at fair value on a nonrecurring basis, including impaired loans. Loan impairment is reported when full payment under the loan terms is not expected. Impaired loans are carried at the present value of estimated future cash flows using the loan's existing rate or the fair value of collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to increase, such increase is reported as a component of the provision for loan losses. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan is confirmed. Loans, net of specific allowances, subject to this evaluation amounted to $15,733,563 and $12,882,218 as of December 31, 2010 and 2009, respectively. This valuation would be considered Level 3, consisting of appraisals of underlying collateral and discounted cash flow analysis.

Non-Financial Assets and Non-Financial Liabilities Measured at Fair Value

Application of ASC Topic 820 to non-financial assets and non-financial liabilities became effective January 1, 2009. The Company has no non-financial assets or non-financial liabilities measured at fair value on a recurring basis. Certain non-financial assets and non-financial liabilities measured at fair value on a non-recurring basis include foreclosed assets (upon initial recognition or subsequent impairment), non-financial assets and non-financial liabilities measured at fair value in the second step of a goodwill impairment test and intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.

During 2010, certain foreclosed assets, upon initial recognition, were remeasured and reported at fair value through a charge-off to the allowance for loan losses based upon the fair value of the foreclosed asset. The fair value of a foreclosed asset, upon initial recognition, is estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. Foreclosed assets measured at fair value upon initial recognition totaled $7,084,265 (utilizing Level 2 valuation inputs) during 2010. In connection with the measurement and initial recognition of the foregoing foreclosed assets, the Company has recognized charge-offs of the allowance for possible loan losses totaling approximately $4,268,544. Foreclosed assets totaling $6,787,500 were remeasured at fair value in 2010, resulting in impairment loss of $2,532,683 million on other real estate owned. There were no foreclosed assets remeasured at fair value subsequent to initial recognition during 2009.

The estimated fair value and related carrying or notional amounts of the Company's financial instruments at December 31, 2010 and 2009 are as follows:

	2010		2009	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In Thousands)			
Assets:				
Cash and cash equivalents	$ 13,532	$ 13,532	$ 12,449	$ 12,449
Investment securities available-for-sale	135,877	135,877	194,754	194,754
Investment securities held-to-maturity	1,210	1,197	1,250	1,248
Federal funds sold	—	—	4,545	4,545
Federal Home Loan Bank stock	5,093	5,093	5,700	5,700
Accrued interest receivable	5,110	5,110	5,095	5,095
Loans, net of unearned	395,951	396,067	402,504	408,152
Liabilities:				
Deposits	503,530	505,521	513,053	515,559
Short-term borrowings	970	970	620	620
Long-term debt	30,000	31,362	85,000	87,475
Accrued interest payable	2,235	2,235	2,477	2,477

21. UNITED SECURITY BANCSHARES, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

Statements of Condition

	Year-Ended December 31,	
	2010	2009
ASSETS:		
Cash on deposit	$ 303,868	$ 285,231
Investment in subsidiaries	78,723,682	80,373,935
Investment securities available-for-sale	203,520	173,018
Other assets	987,343	987,343
TOTAL ASSETS	$80,218,413	$81,819,527
LIABILITIES:		
Other liabilities	$ 442,767	$ 355,588
SHAREHOLDERS' EQUITY	79,775,646	81,463,939
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$80,218,413	$81,819,527

Statements of Income

	Year-Ended December 31,		
	2010	2009	2008
INCOME			
Dividend income, First United Security Bank	$3,013,988	$ 4,007,422	$ 8,019,917
Interest income	1,325	3,239	9,432
Investment securities loss, net	—	—	—
Total income	$3,015,313	4,010,661	8,029,349
EXPENSE	348,430	326,488	364,891
INCOME BEFORE EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES	2,666,883	3,684,173	7,664,458
EQUITY IN (DISTRIBUTIONS IN EXCESS OF) UNDISTRIBUTED INCOME OF SUBSIDIARIES	(719,751)	906,199	(2,479,404)
NET INCOME	$1,947,132	$ 4,590,372	$ 5,185,054
Less: Net loss attributable to noncontrolling interest	(125,294)	(163,858)	(184,457)
NET INCOME ATTRIBUTABLE TO USBI	$2,072,426	$ 4,754,230	$ 5,369,511

Statements of Cash Flows

	Year-Ended December 31,		
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income attributable to USBI	$ 2,072,426	$ 4,754,230	$ 5,369,511
Adjustments to reconcile net income to net cash provided by operating activities:			
Distributions in excess of (equity in) undistributed income of subsidiaries	594,458	(1,070,057)	2,294,947
Decrease (increase) in other assets	—	—	6,185
Increase in other liabilities	75,741	40,983	80,282
Net cash provided by operating activities	2,742,625	3,725,156	7,750,925
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital contribution to subsidiary	(70,000)	—	(65,000)
Return of investment in First Security Courier Company	—	—	28,185
Net cash used in investing activities	(70,000)	—	(36,815)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Cash dividends paid	(2,653,988)	(3,619,075)	(6,534,710)
Purchase of treasury stock	—	—	(1,077,656)
Net cash used in financing activities	(2,653,988)	(3,619,075)	(7,612,366)
INCREASE IN CASH	18,637	106,081	101,744
CASH AT BEGINNING OF YEAR	285,231	179,150	77,406
CASH AT END OF YEAR	$ 303,868	$ 285,231	$ 179,150

22. QUARTERLY DATA (UNAUDITED)

	Year-Ended December 31,							
	2010				2009			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$10,972	$11,417	$11,185	$11,254	$11,756	$11,804	$11,945	$11,969
Interest expense	2,167	2,452	2,531	2,923	2,892	3,290	3,448	3,570
Net interest income	8,805	8,965	8,654	8,331	8,864	8,514	8,497	8,399
Provision for loan losses	3,847	1,386	3,682	1,743	4,244	1,489	1,459	1,909
Net interest income, after provision for loan losses	4,958	7,579	4,972	6,588	4,620	7,025	7,038	6,490
Non-interest:								
Income	563	1,401	1,153	5,374	1,384	1,207	3,967	1,237
Expense	7,764	8,729	6,951	7,003	7,186	6,950	6,693	5,987
Income (loss) before income taxes	(2,243)	251	(826)	4,959	(1,182)	1,282	4,312	1,740
(Benefits from) provision for income taxes	(1,027)	(100)	(478)	1,799	(604)	255	1,440	471
Net income (loss) after taxes	(1,216)	351	(348)	3,160	$ (578)	$ 1,027	$ 2,872	$ 1,269
Less: Net loss attributable to noncontrolling interest	—	—	—	(125)	(164)	—	—	—
Net income (loss) attributable to USBI after taxes	$(1,216)	$ 351	$ (348)	$ 3,285	$ (414)	$ 1,027	$ 2,872	$ 1,269
Earnings (losses) per common share:								
Basic and diluted earnings (losses) attributable to USBI	$ (0.21)	$ 0.06	$ (0.06)	$ 0.55	$ (0.07)	$ 0.17	$ 0.48	$ 0.21

BOARD OF DIRECTORS

Dan R. Barlow
Retired Assistant Vice President of United Security Bancshares, Inc. and Executive Vice President, City President of First United Security Bank

Andrew C. Bearden, Jr.
Certified Public Accountant

Linda H. Breedlove
Retired Publisher and Editor of The South Alabamian, Inc.

Gerald P. Corgill
President of Dozier Hardware Company, Inc.

Wayne C. Curtis
Retired Director of Education and Regulatory Affairs with the Community Bankers Association of Alabama and Former Assistant Superintendent and Superintendent of Banks in the Alabama State Banking Department

John C. Gordon
President of Forest Services, Inc. and President of SS&J Land Company, Inc.

William G. Harrison
Retired Timber Settlements and Records Manager for Linden Lumber Company

Hardie B. Kimbrough
Of Counsel with the Gilmore Law Firm and Retired Presiding Circuit Judge for the First Judicial Circuit of the State of Alabama

J. Lee McPhearson
Attorney at Law, County Attorney for Choctaw County

Jack W. Meigs
Circuit Judge for the Fourth Judicial Circuit of the State of Alabama

R. Terry Phillips
President and Chief Executive Officer of United Security Bancshares, Inc. and First United Security Bank

J. C. Stanley
Retired Dentist

Howard M. Whitted
Retired Forester for Weyerhaeuser and Forester for Whitted Family Holdings

Bruce N. Wilson
Partner in the Law Firm of Wilson & Drinkard

EXECUTIVE OFFICERS

R. Terry Phillips
President and Chief Executive Officer of United Security Bancshares, Inc. and First United Security Bank

Robert Steen
Vice President, Treasurer, Assistant Secretary, Chief Financial Officer and Principal Accounting Officer of United Security Bancshares, Inc. and Executive Vice President, Chief Financial Officer of First United Security Bank

J. Daniel Matheson, III
Investment Officer of United Security Bancshares, Inc. and Senior Vice President, Investment Officer of First United Security Bank

Eric H. Mabowitz
Executive Vice President, Senior Lender, Branch Administrator and Director of Community Lending of First United Security Bank

Craig B. Nelson
Executive Vice President and Chief Credit Officer of First United Security Bank

FIRST UNITED SECURITY BANK
BRANCH LOCATIONS

CORPORATE OFFICE

131 West Front Street
Thomasville, Alabama 36784
(334) 636-5424

SOUTHERN REGION

Jimmy D. Sheffield, Regional Manager

John E. Ingram, Jr., Branch Manager
131 West Front Street
Thomasville, AL 36784
(334) 636-5424

Darrell C. Wilkinson, Branch Manager
32451 Highway 43 South
Thomasville, AL 36784
(334) 637-0078

Donna A. Champion, Branch Manager
33445 Highway 43 North
Thomasville, AL 36784
(334) 636-5429

Kim C. McLendon, Branch Manager
1910 Highway 178
Fulton, AL 36446
(334) 636-5474

Kim C. McLendon, Branch Manager
131 Main Street
Grove Hill, AL 36451
(251) 275-4111

Kim C. McLendon, Branch Manager
102 Cobb Street
Grove Hill, AL 36451
(251) 275-4380

Patricia W. Paul, Acting Branch Manager
2101 College Avenue
Jackson, AL 36545
(251) 246-2445

Patricia W. Paul, Acting Branch Manager
688 Highway 84
Coffeeville, AL 36524
(251) 276-3291

Margaret F. Pritchard, Branch Manager
208 Commerce Street
Jackson, AL 36545
(251) 246-1505

Georgia R. Dozier, Branch Manager
305 South Mulberry Avenue
Butler, AL 36904
(205) 459-3011

Sonja M. Brown, Branch Manager
43 Melvin Road
Gilbertown, AL 36908
(251) 843-2211

NORTHERN REGION

Richard Key, Regional Manager

Willie R. Dunn, Branch Manager
2334 Main Street
Brent, AL 35034
(205) 926-4627

Ken Cottingham, Branch Manager
135 Belcher Street
Centreville, AL 35042
(205) 926-4861

John Upchurch, Branch Manager
20041 Highway 11
Woodstock, AL 35188
(205) 938-7873

Christopher L. Alvis, Acting
Branch Manager
22170 Highway 216
McCalla, AL 35111
(205) 477-4623

Parrish B. Argo, Branch Manager
62 Wheat Street
Harpersville, AL 35078
(205) 672-8752

Wayne Norman, Branch Manager
4720 Highway 31 South
Calera, AL 35040
(205) 668-0425

Terry A. Meggs, Branch Manager
8710 Highway 69 South
Tuscaloosa, AL 35405
(205) 242-0044

Edwin E. Brasher, Branch Manager
225 West College Street
Columbiana, AL 35051
(205) 669-3550

COMPARATIVE STOCK PERFORMANCE

The following graph compares cumulative total shareholder returns on the Company's common stock for the five years ended December 31, 2010 with that of The Standard & Poor's 500 Stock Index ("S&P 500 Index") and the Carson Medlin Company's Independent Bank Index, which covers 23 independent community banks located in the Southeastern United States including Alabama, Florida, Georgia, North Carolina, South Carolina, Tennessee, Virginia and West Virginia (the "Independent Bank Index"). The graph shows the comparative values for $100 invested on December 31, 2005, assuming reinvestment of dividends.[1]


UNITED SECURITY BANCSHARES, INC.
Five Year Performance Index
200
175
150
125
100
75
50
25
0
INDEX
2005
2006
2007
2008
2009
2010
YEAR
UNITED SECURITY BANCSHARES, INC.
INDEPENDENT BANK INDEX
S&P 500 INDEX

	2005	2006	2007	2008	2009	2010
UNITED SECURITY BANCSHARES, INC.	100	113	70	86	77	52
INDEPENDENT BANK INDEX	100	112	90	77	88	87
S&P 500 INDEX	100	116	122	77	97	112

[1]Source: The Carson Medlin Company.

CORPORATE INFORMATION

COMMON STOCK

United Security Bancshares, Inc. common stock is listed on the NASDAQ Capital Market and is traded under the symbol USBI and Cusip number 911459105. As of March 25, 2011, there were 6,031,792 outstanding shares, 7,317,560 issued shares and approximately 859 shareholders.

CORPORATE OFFICES

131 West Front Street / P.O. Box 249
Thomasville, AL 36784
Telephone: (334) 636-5424

STOCK MARKET INFORMATION

The Company has declared cash dividends on its common stock on a quarterly basis in the past three years as follows:

Fiscal Year	Dividends Declared On Common Stock (Per Annum)
2008	$1.08
2009	0.60
2010	0.44

Dividends are paid at the discretion of the Company's Board of Directors, based on the Company's operating performance and financial position, including earnings, capital and liquidity. Dividends from the Bank are the Company's primary source of funds for the payment of dividends to shareholders, and there are various legal and regulatory limits regarding the extent to which the Bank may pay dividends or otherwise supply funds to the Company. In addition, federal and state regulatory agencies have the authority to prevent the Company from paying a dividend to shareholders. While the Company intends to continue paying dividends, it can make no assurances that it will be able to or permitted to do so in the future.

The sale price ranges by quarter for 2009 and 2010 are listed as follows:

2009	High	Low
First Quarter	$20.19	$13.50
Second Quarter	25.08	13.21
Third Quarter	25.00	20.71
Fourth Quarter	22.93	14.93

2010	High	Low
First Quarter	$17.69	$13.40
Second Quarter	16.78	8.14
Third Quarter	11.49	7.81
Fourth Quarter	11.50	8.50

LEGAL COUNSEL

Maynard, Cooper & Gale, P.C.
1901 Sixth Avenue North, Suite 2400
Birmingham, AL 35203
Telephone: (205) 254-1000

AUDITORS

Carr, Riggs & Ingram, LLC
188 North Foster Street, Suite 201
Dothan, AL 36303
Telephone: (334) 348-1326

TRANSFER & PAYING AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Telephone: (800) 368-5948

MARKET MAKERS

Ryan Beck & Company, Inc.
220 South Orange Avenue
Livingston, NJ 07039
Telephone: (973) 549-4000

Sterne Agee, Inc.
2800 Dauphin Street, Suite 102
Mobile, AL 36606
Telephone: (877) 607-8625

Wells Fargo Advisors
41 West I-65 Service Road W
Mobile, AL 36608
Telephone: (800) 251-4389

FINANCIAL PUBLICATIONS

Form 10-K is the Company's annual report filed with the Securities and Exchange Commission. A copy of the Company's Form 10-K for the fiscal year ended December 31, 2010 is available on the SEC's website at http://www.sec.gov, and this 2010 Annual Report is available at http://www.cfpproxy.com/4328. The Company's Form 10-K and other SEC filings will be available on the Bank's website at www.firstusbank.com. These materials may also be obtained, without charge, upon written request to Beverly J. Dozier, Secretary, United Security Bancshares, Inc., at the corporate office.

UNITED SECURITY BANCSHARES, INC.
Directors

Dan R. Barlow
Andrew C. Bearden, Jr.
Linda H. Breedlove
Gerald P. Corgill
Wayne C. Curtis
John C. Gordon
William G. Harrison
Hardie B. Kimbrough
J. Lee McPhearson
Jack W. Meigs
R. Terry Phillips
J. C. Stanley
Howard M. Whitted
Bruce N. Wilson

FIRST UNITED SECURITY BANK
Directors

Dan R. Barlow
Andrew C. Bearden, Jr.
Linda H. Breedlove
Gerald P. Corgill
Wayne C. Curtis
John C. Gordon
William G. Harrison
Hardie B. Kimbrough
J. Lee McPhearson
Jack W. Meigs
R. Terry Phillips
J. C. Stanley
Howard M. Whitted
Bruce N. Wilson

ACCEPTANCE LOAN COMPANY, INC.
Directors

Dan R. Barlow
Eric H. Mabowitz
William C. Mitchell
R. Terry Phillips
J. C. Stanley
Robert D. Steen
Howard M. Whitted
Bruce N. Wilson

FUSB REINSURANCE, INC.
Directors

Linda H. Breedlove
J. Daniel Matheson, III
Jack W. Meigs
R. Terry Phillips
Bruce N. Wilson



United Security Bancshares, Inc.
131 West Front Street
P.O. Box 249
Thomasville, Alabama 36784
Telephone: 334-636-5424
www.firstusbank.com